SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 16, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)
Enclosed:
CEO Interim Certification
CFO Interim Certification
Q2- 2010 Financial Statements
Q2 -2010 MD&A

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: August 16, 2010	By:	/s/ Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President &
Corporate Secretary

Form 52-109F2
Certification of interim filings — full certificate
I, John Macken, President and Chief Executive Officer of Ivanhoe Mines Ltd., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended June 30, 2010.
2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR — material weakness relating to design: N/A
5.3	Limitation on scope of design: N/A
6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2010 and ended on June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 16, 2010

“John Macken” John Macken
President and Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F1
Certification of interim filings — full certificate
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended June 30, 2010.
2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR — material weakness relating to design: N/A
5.3	Limitation on scope of design: N/A
6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2010 and ended on June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 16, 2010

“Tony Giardini” Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.

SECOND QUARTER REPORT
JUNE 30, 2010

TABLE OF CONTENTS

ITEM 1. Financial Statements
Unaudited Consolidated Balance Sheets as at June 30, 2010 and December 31, 2009

Unaudited Interim Consolidated Statements of Operations for the Three and Six Month Periods ended June 30, 2010 and 2009

Unaudited Interim Consolidated Statement of Shareholders’ Equity for the Six Month Period ended June 30, 2010

Unaudited Interim Consolidated Statements of Cash Flows for the Three and Six Month Periods ended June 30, 2010 and 2009

Notes to the Unaudited Interim Consolidated Financial Statements

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	June 30,	December 31,
	2010	2009
(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents (Note 4)	$1,454,475	$965,823
Short-term investments	2,498	14,999
Accounts receivable	47,375	39,349
Inventories	26,447	18,015
Prepaid expenses	17,686	15,988

TOTAL CURRENT ASSETS	1,548,481	1,054,174

LONG-TERM INVESTMENTS (Note 5)	67,762	93,511
OTHER LONG-TERM INVESTMENTS (Note 6)	212,095	145,035
PROPERTY, PLANT AND EQUIPMENT (Note 12 (b))	625,449	218,781
DEFERRED INCOME TAXES	10,563	6,953
OTHER ASSETS	8,678	16,227

TOTAL ASSETS	$2,473,028	$1,534,681

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$105,510	$55,128
Amounts due under credit facilities (Note 7)	17,056	17,544
Interest payable on long-term debt (Note 8 (b))	4,296	4,712
Convertible credit facility (Note 8 (a))	391,950	378,916

TOTAL CURRENT LIABILITIES	518,812	456,300

CONVERTIBLE CREDIT FACILITY (Note 8 (b))	278,034	544,990
AMOUNTS DUE UNDER CREDIT FACILITIES (Note 7)	37,598	37,979
DEFERRED INCOME TAXES	10,923	10,888
ASSET RETIREMENT OBLIGATIONS	5,543	5,436

TOTAL LIABILITIES	850,910	1,055,593

CONTINGENCIES (Note 16)

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 9)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
488,036,669 (2009 — 425,447,552) common shares	2,544,774	1,886,789
SHARE PURCHASE WARRANTS (Note 9 (b) and (c))	18,443	27,386
BENEFICIAL CONVERSION FEATURE (Note 8 (a))	33,869	30,250
ADDITIONAL PAID-IN CAPITAL	1,144,720	348,468
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 10)	(26,128)	(14,578)
DEFICIT	(2,024,075)	(1,800,179)

TOTAL IVANHOE MINES LTD. SHAREHOLDERS’ EQUITY	1,691,603	478,136

NONCONTROLLING INTERESTS (Note 11)	(69,485)	952

TOTAL SHAREHOLDERS’ EQUITY	1,622,118	479,088

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,473,028	$1,534,681

APPROVED BY THE BOARD:

/s/ D. Korbin D. Korbin, Director	/s/ K. Thygesen K. Thygesen, Director
The accompanying notes are an integral part of these consolidated financial statements.

3

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
(Unaudited)

REVENUE	$17,668	$10,666	$31,585	$14,207
COST OF SALES
Production and delivery	(10,901)	(7,515)	(22,098)	(10,311)
Depreciation and depletion	(2,304)	(1,623)	(4,827)	(2,041)
Write-down of carrying value of inventory	—	—	(6,535)	—

COST OF SALES	(13,205)	(9,138)	(33,460)	(12,352)

EXPENSES
Exploration (Note 2 and 9 (a))	(39,483)	(35,198)	(110,906)	(69,263)
General and administrative (Note 9 (a))	(14,730)	(10,546)	(23,047)	(18,314)
Depreciation	(354)	(962)	(1,270)	(1,828)
Accretion of convertible credit facilities (Note 8)	(4,535)	(3,512)	(8,662)	(6,946)
Accretion of asset retirement obligations	(48)	(33)	(91)	(64)
Gain on sale of other mineral property rights	—	3,000	—	3,000

TOTAL EXPENSES	(72,355)	(56,389)	(177,436)	(105,767)

OPERATING LOSS	(54,687)	(45,723)	(145,851)	(91,560)

OTHER INCOME (EXPENSES)
Interest income	2,538	678	7,167	1,430
Interest expense	(8,278)	(4,264)	(21,677)	(9,017)
Foreign exchange (losses) gains	(4,859)	21,741	(3,189)	12,463
Listing fees — SouthGobi	—	(98)	—	(333)
Unrealized losses on long-term investments (Note 5 (d))	(4,509)	—	(5,212)	—
Unrealized gains (losses) on other long-term investments	789	555	1,509	(634)
Realized gain on redemption of other long-term investments (Note 6 (a))	26	1,136	87	1,136
Change in fair value of embedded derivatives (Note 8 (b))	72,233	—	70,861	—
Loss on conversion of convertible credit facility (Note 8 (b))	—	—	(154,316)	—
Write-down of carrying value of long-term investments (Note 5 (c))	(161)	—	(417)	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	3,092	(25,975)	(251,038)	(86,515)
(Provision) recovery for income taxes	(1,308)	(123)	2,174	(226)
Share of loss of significantly influenced investees (Note 5)	(13,151)	(3,020)	(23,210)	(7,798)

NET LOSS FROM CONTINUING OPERATIONS	(11,367)	(29,118)	(272,074)	(94,539)
INCOME FROM DISCONTINUED OPERATIONS (Note 3)	—	2,069	6,585	9,405

NET LOSS	(11,367)	(27,049)	(265,489)	(85,134)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 11)	(18,664)	2,153	41,593	4,189

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(30,031)	$(24,896)	$(223,896)	$(80,945)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO IVANHOE MINES LTD. FROM
CONTINUING OPERATIONS	$(0.07)	$(0.08)	$(0.53)	$(0.24)
DISCONTINUED OPERATIONS	—	0.01	0.02	0.02

	$(0.07)	$(0.07)	$(0.51)	$(0.22)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	442,117	378,118	435,156	378,103

The accompanying notes are an integral part of these consolidated financial statements.

4

IVANHOE MINES LTD.
Consolidated Statements of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

						Accumulated
	Share Capital			Beneficial	Additional	Other
	Number		Share Purchase	Conversion	Paid-In	Comprehensive		Noncontrolling
	of Shares	Amount	Warrants	Feature	Capital	(Loss) Income	Deficit	Interests	Total

Balances, December 31, 2009	425,447,552	$1,886,789	$27,386	$30,250	$348,468	$(14,578)	$(1,800,179)	$952	$479,088
Net loss	—	—	—	—	—	—	(223,896)	—	(223,896)
Other comprehensive income (Note 10)	—	—	—	—	—	(11,550)	—	—	(11,550)

Comprehensive loss									(235,446)

Shares issued for:
Exercise of stock options	1,281,000	14,216	—	—	(4,261)	—	—	—	9,955
Exercise of Share Purchase Warrants (Note 9 (b)), net of issue costs of $2,695	46,026,522	399,316	(8,943)	—	—	—	—	—	390,373
Private placement (Note 9 (b)), net of issue costs of $167	15,000,000	240,749	—	—	—	—	—	—	240,749
Consulting services	261,900	3,421	—	—	—	—	—	—	3,421
Share purchase plan	19,695	283	—	—	—	—	—	—	283
Convertible credit facility (Note 8 (a))	—	—	—	3,619	—	—	—	—	3,619
Movement in noncontrolling interests (Note 11)	—	—	—	—	—	—	—	(70,437)	(70,437)
Dilution gains	—	—	—	—	781,883	—	—	—	781,883
Stock-based compensation	—	—	—	—	18,630	—	—	—	18,630

Balances, June 30, 2010	488,036,669	$2,544,774	$18,443	$33,869	$1,144,720	$(26,128)	$(2,024,075)	$(69,485)	$1,622,118

The accompanying notes are an integral part of these consolidated financial statements.

5

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
(Unaudited)

OPERATING ACTIVITIES
Cash used in operating activities (Note 12)	$(39,052)	$(38,133)	$(99,135)	$(77,339)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	6,442	37,000	6,442	37,000
Purchase of long-term investments	(7,322)	(8,968)	(13,025)	(13,460)
Purchase of other long-term investments	(50,000)	—	(80,000)	—
Proceeds from sale of other mineral property rights	—	3,000	—	3,000
Proceeds from redemption of short-term investments	—	—	15,000	—
Proceeds from sale of long-term investments	—	—	1,800	—
Proceeds from redemption of other long-term investments	42	1,721	144	1,721
Expenditures on property, plant and equipment	(168,407)	(8,418)	(207,855)	(14,074)
Proceeds from (expenditures on) other assets	38	(679)	(47)	(679)

Cash (used in) provided by investing activities of continued operations	(219,207)	23,656	(277,541)	13,508
Cash used in investing activities of discontinued operations	—	(3,528)	—	(4,180)

Cash (used in) provided by investing activities	(219,207)	20,128	(277,541)	9,328

FINANCING ACTIVITIES
Issue of share capital	394,599	112	446,138	223
Proceeds from credit facilities	—	34,575	—	34,575
Repayment of credit facilities (Note 7)	(349)	(369)	(431)	(369)
Noncontrolling interests’ investment in subsidiaries	929	158	421,141	380

Cash provided by financing activities	395,179	34,476	866,848	34,809

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(6,090)	24,438	(1,520)	17,121

NET CASH INFLOW (OUTFLOW)	130,830	40,909	488,652	(16,081)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,323,645	327,120	965,823	384,110

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,454,475	$368,029	$1,454,475	$368,029

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$726,510	$26,698	$726,510	$26,698
Short-term money market instruments	727,965	341,331	727,965	341,331

	$1,454,475	$368,029	$1,454,475	$368,029

Supplementary cash flow information (Note 12)
The accompanying notes are an integral part of these consolidated financial statements.

6

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation
These unaudited interim consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited consolidated financial statements for the year ended December 31, 2009.
Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2009.
In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at June 30, 2010 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2010, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto.
The Company operates two reportable segments, being its coal division located in Mongolia, and its exploration and development division with projects located primarily in Mongolia and Australia.
References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.
(b)	Basis of presentation
For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.
(c)	Accounting changes
•
In January 2010, the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for fair value measurements and disclosures was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The updated guidance clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques be used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, except for the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

7

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Accounting changes (continued)
•
In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a Variable Interest Entity (“VIE”). This qualitative analysis identifies the primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

2.	EXPLORATION EXPENSES
Generally, exploration costs are charged to operations in the period incurred until it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized. Up to March 31, 2010, exploration costs charged to operations included development costs associated with the Oyu Tolgoi Project located in Mongolia. On April 1, 2010, Ivanhoe Mines commenced capitalizing Oyu Tolgoi Project development costs. As of this date, reserve estimates for the Oyu Tolgoi Project had been announced and the procedural and administrative conditions contained in the Investment Agreement were satisfied. During the three months ended June 30, 2010, expenditures on property, plant and equipment included $41.0 million of Oyu Tolgoi Project development costs that would have been expensed as exploration costs if incurred prior to April 1, 2010.
Summary of exploration expenditures by location:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
Mongolia
Oyu Tolgoi	$7,887	$20,352	$60,010	$42,963
Coal Division	14,307	4,348	20,871	8,463
Other Mongolia Exploration	982	514	1,534	673

	23,176	25,214	82,415	52,099
Australia	14,868	8,807	25,686	14,888
Indonesia	732	945	1,279	1,622
Other	707	232	1,526	654

	39,483	35,198	110,906	69,263

8

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
3.	DISCONTINUED OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Savage River (a)	$—	$4,967	$6,585	$15,665
Indonesia Coal Division (b)	—	(2,898)	—	(6,260)

	$—	$2,069	$6,585	$9,405

(a)
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project (the “Project”) in Tasmania, Australia for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

During the three month period ended June 30, 2010, Ivanhoe Mines received amounts totalling $6.4 million in relation to the fifth annual contingent payment. Ivanhoe Mines is currently in correspondence with the original purchaser of the Project who has disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. Ivanhoe Mines is committed to collecting the full amount of the fifth annual contingent payment and has included the total estimated amount of $22.1 million in accounts receivable as at June 30, 2010.

To date, Ivanhoe Mines has received $144.4 million in proceeds from the sale.

(b)
During December 2009, Ivanhoe Mines sold the Indonesia Coal Division, which was composed entirely of the Mamahak Coal Project (“Mamahak”). Ivanhoe Mines divested its 85.0% interest in Mamahak to Kangaroo Resources Limited (“Kangaroo”) for consideration comprising of $1.0 million cash and 50.0 million shares of Kangaroo possessing a fair value of $8.8 million. Ivanhoe Mines incurred transaction costs of $1.0 million related to the disposition of Mamahak. As a result of this transaction, Ivanhoe Mines held 6.7% of the issued and outstanding shares of Kangaroo on December 23, 2009, the closing date, and those shares are subject to a one year hold period.

4.	CASH AND CASH EQUIVALENTS
Cash and cash equivalents at June 30, 2010 included SouthGobi Resources Ltd.’s (Canada) (57.3% owned) (“SouthGobi”) balance of $667.2 million (December 31, 2009 — $357.3 million) and Ivanhoe Australia Ltd.’s (Australia) (80.9% owned) (“Ivanhoe Australia”) balance of $9.0 million (December 31, 2009 — $10.6 million), which were not available for Ivanhoe Mines’ general corporate purposes.

9

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
5.	LONG-TERM INVESTMENTS

	June 30,	December 31,
	2010	2009

Investments in companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$3,279	$9,860
Exco Resources N.L. (b)	9,214	10,499
Investments “available-for-sale” (c)	50,605	63,276
Investments “held-for-trading” (d)	4,664	9,876

	$67,762	$93,511

(a)
On October 3, 2008, Ivanhoe Mines closed an agreement with several strategic partners whereby Altynalmas Gold Ltd. (“Altynalmas”) issued shares to acquire a 100% participating interest in Bakyrchik Mining Venture (“BMV”) and a 100% participating interest in Intergold Capital LLP (“IGC”). Both IGC and BMV are limited liability partnerships established under the laws of Kazakhstan that are engaged in the exploration and development of minerals in Kazakhstan. As a result of this transaction, Ivanhoe Mines’ investment in Altynalmas was diluted to 49%. Ivanhoe Mines ceased consolidating Altynalmas on October 3, 2008 and commenced equity accounting for its investment.

On March 8, 2010, all of the parties to the original agreement agreed to put themselves into the position they would be in as if a certain entity was not a party to the original agreement. The corresponding amendments made to the original agreement resulted in Ivanhoe Mines’ interest in Altynalmas increasing from 49% to 50%.

	June 30,	December 31,
	2010	2009

Amount due from Altynalmas	$84,544	$68,533
Carrying amount of equity method investment	(81,265)	(58,673)

Net investment in Altynalmas	$3,279	$9,860

Amounts advanced to Altynalmas bear interest compounded monthly at a rate per annum equal to the one month London Inter-Bank Offered Rate plus 3.0% and are due on demand.

During the six month period ended June 30, 2010, Ivanhoe Mines recorded a $22,592,000 (2009 — $7,446,000) equity loss on this investment.

(b)	During the six month period ended June 30, 2010, Ivanhoe Mines recorded a $618,000 (2009 — $352,000) equity loss on its investment in Exco Resources N.L. (“Exco”).

At June 30, 2010, the market value of Ivanhoe Mines’ 20.0% investment in Exco was $12,725,000 (Aud$15,135,000).

10

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
5.	LONG-TERM INVESTMENTS (Continued)

(c)	Investments “available-for-sale”

	June 30, 2010				December 31, 2009
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Gain	Value	Interest	Basis	Gain (Loss)	Value

Entrée Gold Inc.	14.0%	$19,957	$5,595	$25,552	14.3%	$19,957	$12,799	$32,756
Emmerson Resources Limited	10.0%	2,727	1,495	4,222	10.0%	3,107	6,637	9,744
Intec Ltd. (i)	3.9%	104	—	104	4.8%	521	(3)	518
GoviEx Gold Inc.	1.5%	1,043	—	1,043	1.5%	1,043	—	1,043
Ivanhoe Nickel & Platinum Ltd. (ii)	6.3%	19,492	—	19,492	6.1%	18,929	—	18,929
Other	—	60	132	192	—	60	226	286

		$43,383	$7,222	$50,605		$43,617	$19,659	$63,276

(i)
During the six month period ended June 30, 2010, Ivanhoe Mines recorded an impairment provision of $417,000 against the investment in Intec Ltd. (“Intec”) based on an assessment of the fair value of Intec.

(ii)	During the three month period ended March 31, 2010, Ivanhoe Mines acquired 125,665 common shares of Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”) at a cost of $563,000.

As at June 30, 2010, Ivanhoe Mines held a 9.3% equity interest in Ivanplats on a fully diluted basis.

(d)	Investments “held-for-trading”

At June 30, 2010, the market value of Ivanhoe Mines 6.4% investment in Kangaroo Resources Limited was $4,664,000, resulting in an unrealized loss of $5,211,000 during the six month period ended June 30, 2010.

6.	OTHER LONG-TERM INVESTMENTS

	June 30,	December 31,
	2010	2009

Long-Term Notes (a)	$25,946	$24,689
Government of Mongolia Treasury Bills (b)	76,673	73,152
Government of Mongolia Tax Prepayment (b)	34,810	—
Money market investments (c)	74,666	47,194

	$212,095	$145,035

11

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS (Continued)
(a)	Long-Term Notes
As at June 30, 2010, the Company held $64.5 million principal amount of Long-Term Notes (received in 2009 upon the completion of the Asset-Backed Commercial Paper restructuring) which was recorded at a fair value of $25.9 million. The decrease from December 2009 in principal of $0.7 million was due to the weakening of the Canadian dollar ($0.5 million), in addition to principal redemptions ($0.2 million). The Company has designated the Long-Term Notes as held-for-trading. The Long-Term Notes are recorded at fair value with unrealized holding gains and losses included in earnings.
There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-Term Notes. The Company has estimated the fair value of the Long-Term Notes considering information provided on the restructuring, the best available public information regarding market conditions and other factors that a market participant would consider for such investments.
The Company is aware of a limited number of trades in the Long-Term Notes that occurred prior to June 30, 2010, but does not consider them to be of sufficient volume or value to constitute an active market. Accordingly, the Company has not used these trades to determine the fair value of its Long-Term Notes.
The Company has used a discounted cash flow approach to value the Long-Term Notes as at June 30, 2010 incorporating the following assumptions:

Bankers Acceptance Rate:	0.58%
Discount Rates:	9% to 25%
Maturity Dates:	6.5 years
Expected Return of Principal:
A-1 Notes	100%
A-2 Notes	100%
B Notes	10%
C Notes	0%
IA Notes	0%
TA Notes	100%
Based on the discounted cash flow model as at June 30, 2010, the fair value of the Long-Term Notes was estimated at $25.9 million. As a result of this valuation, the Company recorded an unrealized trading gain of $1.5 million for the six month period ended June 30, 2010.
Continuing uncertainties regarding the value of the assets that underlie the Long-Term Notes, the amount and timing of cash flows and changes in general economic conditions could give rise to a further change in the fair value of the Company’s investment in the Long-Term Notes, which would impact the Company’s results from operations. A 1.0% increase, representing 100 basis points, in the discount rate will decrease the fair value of the Long-Term Notes by approximately $1.7 million.

12

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS (Continued)
(b)	Government of Mongolia Treasury Bill and Tax Prepayment
On October 6, 2009, Ivanhoe Mines agreed to purchase three Treasury Bills (“T-Bills”) from the Mongolian Government, having an aggregate face value of $287.5 million, for the aggregate sum of $250.0 million. The annual rate of interest on the T-Bills was set at 3.0%. The initial T-Bill, with a face-value of $115.0 million, was purchased by Ivanhoe Mines on October 20, 2009 for $100.0 million and will mature on October 20, 2014.
However, on March 31, 2010 Ivanhoe Mines agreed to an alternative arrangement for the advancement of funds that would not involve the purchase of the remaining two T-Bills. Specifically, rather than purchasing the second and third remaining T-Bills, with face values of $57.5 million and $115.0 million respectively, Ivanhoe Mines has agreed to make a series of tax prepayments.
•	The first tax prepayment of $50.0 million was made pursuant to this arrangement on April 7, 2010.
•
The second tax prepayment of $100.0 million will be made within 14 days of Oyu Tolgoi LLC fully drawing down the financing necessary to enable the complete construction of the Oyu Tolgoi Project, or on June 30, 2011, whichever date is earlier.

The annual rate of interest on the tax prepayments is 1.75% compounding quarterly from the date on which such prepayments are made to the Mongolian Government by Ivanhoe Mines. Unless already off-set fully against Mongolian taxes, the Mongolian Government must immediately repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.
The Company has designated the T-Bill and first tax prepayment as available-for-sale with changes in fair value recognized in accumulated other comprehensive income. The fair values of the T-Bill and first tax prepayment are estimated based on available public information regarding what market participants would consider for such investments.
The Company has used a discounted cash flow approach to value the T-Bill at June 30, 2010 incorporating the following assumptions:

T-Bill
Face Value:	$115,000,000
Discount Rates:	9.9%
Term to Maturity	4.3 years
Based on the discounted cash flow model as at June 30, 2010, the fair value of the T-Bill was estimated at $76.7 million. As a result of this valuation, Ivanhoe Mines recorded an unrealized gain of $2.1 million in accumulated other comprehensive income for the six month period ended June 30, 2010.

13

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS (Continued)
(b)	Government of Mongolia Treasury Bill and Tax Prepayment (continued)
The Company has used a discounted cash flow approach to value the first tax prepayment at June 30, 2010 incorporating the following assumptions:

First Tax
Prepayment
Face Value:	$50,000,000
Discount Rates:	9.9%
Term to Maturity	4.8 years
Based on the discounted cash flow model as at June 30, 2010, the fair value of the first tax prepayment was estimated at $34.8 million. As a result of this valuation, Ivanhoe Mines recorded an unrealized loss of $15.4 million in accumulated other comprehensive income for the six month period ended June 30, 2010.
(c)	Money Market Investments
As at June 30, 2010, Ivanhoe Mines held $74.7 million of money market investments with remaining maturities in excess of one year.
7.	AMOUNTS DUE UNDER CREDIT FACILITIES

	June 30,	December 31,
	2010	2009
Current
Non-revolving bank loans (a)	$14,353	$14,544
Revolving line of credit facility (b)	2,703	3,000

	$17,056	$17,544

Non-Current
Two-year extendible loan facility (c)	$37,598	$37,979

(a)	In October 2007, Ivanhoe Mines obtained non-revolving bank loans which are due on demand and secured against certain securities and other investments.

(b)	In December 2009, Ivanhoe Mines obtained a one year revolving line of credit facility, which is secured against certain equipment in Mongolia.

(c)	In April 2009, Ivanhoe Mines obtained a non-revolving, two-year extendible loan facility, which is secured against certain securities and other investments.

14

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	CONVERTIBLE CREDIT FACILITIES
(a)	Rio Tinto

	June 30,	December 31,
	2010	2009

Principal amount of convertible credit facility	$350,000	$350,000
Accrued paid-in-kind interest	47,740	40,678

	397,740	390,678
(Deduct) add:
Beneficial conversion feature	(33,869)	(30,250)
Share purchase warrants	(9,403)	(9,403)
Accretion of discount	37,482	27,891

	$391,950	$378,916

In September 2007, Rio Tinto provided Ivanhoe Mines with a $350.0 million convertible credit facility to finance ongoing mine development activities at the Oyu Tolgoi Project. In 2007, Ivanhoe Mines made an initial draw against the credit facility of $150.0 million and further draws totalling $200 million were made in 2008.
Amounts advanced under the credit facility bear interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate plus 3.3%, and mature on September 12, 2010. The outstanding principal amount and up to $108.0 million in interest are convertible into a maximum of 45.8 million common shares of Ivanhoe Mines at a price of $10.00 per share and will be automatically converted into common shares upon maturity.
As part of the credit facility transaction, Rio Tinto also received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of $10.00 per share for a period of five years (Note 9 (c)).
During the three and six months ended June 30, 2010, Ivanhoe Mines capitalized $0.6 million and $0.7 million of interest expense and $0.8 million and $1.0 million of accretion expense, respectively, incurred on the convertible credit facility.

15

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	CONVERTIBLE CREDIT FACILITIES (Continued)
(b)	China Investment Corporation

	June 30,	December 31,
	2010	2009

Principal amount of convertible debenture	$500,000	$500,000

(Deduct) add:
Bifurcation of embedded derivative liability	(313,292)	(313,292)
Accretion of discount	43	10
Reduction of carrying amount upon partial conversion	(93,370)	—

Carrying amount of debt host contract	93,381	186,718

Embedded derivative liability	184,653	358,272

Convertible credit facility	278,034	544,990

Accrued interest	4,296	4,712

Transaction costs allocated to deferred charges	(2,800)	(5,601)

Net carrying amount of convertible debenture	$279,530	$544,101

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly-owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture is secured, bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. The financing primarily will support an accelerated investment program in Mongolia and up to $120.0 million of the financing may also be used for working capital, repayment of debt due on funding, general and administrative expense and other general corporate purposes.
Pursuant to the convertible debentures’ terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88). Also on March 29, 2010, SouthGobi settled the $1.4 million accrued interest payable in shares on the $250.0 million converted by issuing 0.1 million shares at the 50-day VWAP conversion price of $15.97 (Cdn$16.29). On April 1, 2010, SouthGobi settled the outstanding accrued interest payable in cash on the $250.0 million converted with a cash payment of $5.7 million.
As at March 29, 2010, the fair value of the embedded derivative liability associated with the $250.0 million converted was $102.8 million, a decrease of $9.4 million compared to its fair value at December 31, 2009. The $347.6 million fair value of the SouthGobi shares issued upon conversion exceeded the $193.3 million aggregate carrying value of the debt host contract, embedded derivative liability and deferred charges. The difference of $154.3 million was recorded as a loss on conversion of the convertible debenture.

16

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	CONVERTIBLE CREDIT FACILITIES (Continued)
(b)	China Investment Corporation (Continued)
As at June 30, 2010, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $184.7 million.
The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, risk-free rate of return, expected volatility of SouthGobi’s share price, forward Cdn$ exchange rate curves and spot Cdn$ exchange rates.
Assumptions used in the Monte Carlo valuation model are as follows:

	June 30,	December 31,
	2010	2009

Floor conversion price	Cdn$ 8.88	Cdn$ 8.88
Ceiling conversion price	Cdn$ 11.88	Cdn$ 11.88
Expected volatility	75%	75%
Risk-free rate of return	3.59%	4.09%
Spot Cdn$ exchange rate	0.94	0.96
Forward Cdn$ exchange rate curve	0.89 – 0.94	0.90 – 0.95

17

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
9.	SHARE CAPITAL
(a)	Equity Incentive Plan
Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Exploration (i)	$5,466	$4,725	$12,254	$11,572
General and administrative	2,537	5,374	4,777	9,203

	$8,003	$10,099	$17,031	$20,775

(i)
During the three months ended June 30, 2010, stock-based compensation of $1,599,000 (2009 — $nil) relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment (Note 2).

Stock-based compensation charged to operations was incurred by Ivanhoe Mines as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Ivanhoe Mines Ltd. (i)	$3,543	$6,524	$7,649	$13,637
SouthGobi Resources Ltd.	2,344	1,715	4,693	3,910
Ivanhoe Australia Ltd.	2,116	1,860	4,689	3,228

	$8,003	$10,099	$17,031	$20,775

(i)
During the six months ended June 30, 2010, 1,281,000 options were exercised, 134,000 options were cancelled and 1,200,000 options were granted. These granted options have a weighted average exercise price of Cdn$15.18, lives of seven years, and vest over periods ranging from one to four years. The weighted average grant-date fair value of stock options granted during the six months ended June 30, 2010 was Cdn$8.88. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on a weighted average expected life of 3.6 years, risk-free interest rate of 2.48%, expected volatility of 77%, and dividend yield of nil%.

During the three months ended June 30, 2010, stock-based compensation of $1,599,000 (2009 — $nil) relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment (Note 2).

18

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
9.	SHARE CAPITAL (Continued)
(b)	Rio Tinto Placements
In March 2010, Ivanhoe Mines issued 15.0 million shares to Rio Tinto at Cdn$16.31 per share, for total proceeds of $241.1 million (Cdn$244.7 million) (Note 12 (b)).

In June 2010, Rio Tinto exercised its 46.0 million Series A warrants, which were granted during 2006. Pursuant to the exercise of the Series A warrants, Ivanhoe Mines issued 46.0 million shares to Rio Tinto at $8.54 per share for total proceeds of $393.1 million. As a result, the $8.9 million carrying value of the Series A warrants was reclassified from share purchase warrants to share capital.

As at June 30, 2010, 46,026,522 share purchase warrants granted to Rio Tinto during 2006 were outstanding. These warrants have exercise prices ranging between $8.38 and $9.02 per share and are exercisable until two years after the earlier of the date an approved Investment Agreement is reached or October 27, 2009.

In addition to the share purchase warrants granted to Rio Tinto during 2006, the following were granted to Rio Tinto during 2008 and were outstanding as at June 30, 2010:
(i)
720,203 share purchase warrants with exercise prices of Cdn$3.15 per share. These warrants are exercisable until one year after the earlier of the date an approved Investment Agreement is reached or October 27, 2009.

(ii)
720,203 share purchase warrants with exercise prices of Cdn$3.15 per share. These warrants are exercisable until two years after the earlier of the date an approved Investment Agreement is reached or October 27, 2009.

(c)	Rio Tinto Financing

As part of the convertible credit facility disclosed in Note 8 (a), Rio Tinto received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of $10.00 per share at any time on or before October 24, 2012. As at June 30, 2010, 35.0 million share purchase warrants were exercisable.

19

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
10.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Accumulated OCI at beginning of period
Long-term investments, net of tax of $1,653, $nil, $1,896, $nil	$21,905	$(2,567)	$17,763	$(8,635)
Other long-term investments, net of tax of $nil, $nil, $nil, $nil	(26,363)	—	(27,448)	—
Currency translation adjustment, net of tax of $nil, $nil, $nil, $nil	(5,305)	(19,328)	(6,015)	(18,256)
Noncontrolling interests	1,880	2,751	1,122	2,669

	$(7,883)	$(19,144)	$(14,578)	$(24,222)

Other comprehensive income (loss) for the period:
Changes in fair value of long-term investments	$(16,335)	$(1,107)	$(12,439)	$4,961
Changes in fair value of other long-term investments	(14,327)	—	(13,242)	—
Currency translation adjustments	(2,893)	7,706	(2,183)	6,634
Noncontrolling interests	13,657	(709)	14,415	(627)
Less: reclassification adjustments for gains/losses recorded in earnings:
Investments:
Other than temporary impairment charges	—	—	3	—

Other comprehensive income, before tax	(19,898)	5,890	(13,446)	10,968
Income tax expense related to OCI	1,653	—	1,896	—

Other comprehensive income, net of tax	$(18,245)	$5,890	$(11,550)	$10,968

Accumulated OCI at end of period
Long-term investments, net of tax of $nil, $nil, $nil, $nil	$7,223	$(3,674)	$7,223	$(3,674)
Other long-term investments, net of tax of $nil, $nil, $nil, $nil	(40,690)	—	(40,690)	—
Currency translation adjustment, net of tax of $nil, $nil, $nil, $nil	(8,198)	(11,622)	(8,198)	(11,622)
Noncontrolling interests	15,537	2,042	15,537	2,042

	$(26,128)	$(13,254)	$(26,128)	$(13,254)

20

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
11.	NONCONTROLLING INTERESTS
At June 30, 2010 there were noncontrolling interests in SouthGobi, Ivanhoe Australia and Oyu Tolgoi LLC:

	Noncontrolling Interests
		Ivanhoe	Oyu Tolgoi
	SouthGobi	Australia	LLC (a)	Total

Balance, December 31, 2009	$2,478	$(1,526)	$—	$952

Changes in noncontrolling interests arising from changes in ownership interests	309,786	(159)	(338,080)	(28,453)
Noncontrolling interests’ share of loss	(34,978)	(4,456)	(2,159)	(41,593)
Noncontrolling interests’ share of other comprehensive loss	—	(580)	189	(391)

Balance, June 30, 2010	$277,286	$(6,721)	$(340,050)	$(69,485)

(a)
The Shareholders’ Agreement, which was signed and approved on October 6, 2009, established the basis upon which the Mongolian Government would, in accordance with Mongolian law, through its wholly-state-owned company, Erdenes MGL LLC, obtain and hold an initial 34% equity interest in OT LLC and provides for the respective rights and obligations of the shareholders of OT LLC.

On May 31, 2010, in accordance with the Shareholders’ Agreement, the Mongolian Government obtained a 34% interest in OT LLC upon the receipt of fully registered shares of OT LLC. This disposition of a 34% interest in OT LLC by the Company is a nonmonetary transaction as no monetary consideration was exchanged by the parties. The fair value of neither the consideration received nor the asset relinquished is determinable within reasonable limits. Furthermore, the Company did not transfer a nonmonetary asset with a carrying amount to use as a measure of the transaction. Therefore, in accordance with the ASC guidance for nonmonetary transactions, no value was assigned to the consideration received by the Company.

In accordance with the ASC guidance for consolidation accounting, the Company continued to consolidate its remaining 66% interest in OT LLC. As at May 31, 2010, the Company recognized a deficit noncontrolling interest balance of $338.1 million associated with noncontrolling interest’s share of the carrying amount of OT LLC’s net deficit. Accumulated other comprehensive income and additional paid-in capital were adjusted by $14.0 million and $324.1 million, respectively.

21

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	CASH FLOW INFORMATION
(a)	Reconciliation of net loss to net cash flow used in operating activities

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

Net loss	$(11,367)	$(27,049)	$(265,489)	$(85,134)
Income from discontinued operations	—	(2,069)	(6,585)	(9,405)
Items not involving use of cash
Stock-based compensation	8,003	10,099	17,031	20,775
Accretion expense	4,583	3,545	8,753	7,010
General and administrative expenses	3,421	—	3,421	—
Depreciation	2,658	2,585	6,097	3,869
Gain on sale of other mineral property rights	—	(3,000)	—	(3,000)
Accrued interest income	(1,529)	4,129	(5,120)	8,840
Accrued interest expense	(5,753)	—	7,325	—
Unrealized losses on long-term investments	4,508	—	5,211	—
Unrealized (gains) losses on other long-term investments	(789)	(555)	(1,509)	634
Realized gain on redemption of other long-term investments	(26)	(1,136)	(87)	(1,136)
Change in fair value of embedded derivatives	(72,233)	—	(70,861)	—
Loss on conversion of convertible debenture	—	—	154,316	—
Unrealized foreign exchange losses (gains)	3,347	(19,645)	(113)	(12,879)
Share of loss of significantly influenced investees	13,151	3,020	23,210	7,798
Write-down of carrying value of inventory	—	—	6,535	—
Write-down of carrying value of long-term investments	161	—	417	—
Deferred income taxes	850	(30)	(2,773)	(61)
Net change in non-cash operating working capital items:
(Increase) decrease in:
Accounts receivable	(1,720)	(8,094)	(6,337)	(6,788)
Inventories	(14,425)	3,679	(14,980)	2,913
Prepaid expenses	(704)	(281)	(1,698)	(693)
Increase (decrease) in:
Accounts payable and accrued liabilities	28,812	(433)	44,101	(3,822)

Cash used in operating activities of continuing operations	(39,052)	(35,235)	(99,135)	(71,079)
Cash used in operating activities of discontinued operations	—	(2,898)	—	(6,260)

Cash used in operating activities	$(39,052)	$(38,133)	$(99,135)	$(77,339)

22

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	CASH FLOW INFORMATION (Continued)
(b)	Supplementary information regarding other non-cash transactions
The non-cash investing and financing activities relating to continuing operations not already disclosed in the Consolidated Statements of Cash Flows were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Investing activities:
Acquisition of property, plant and equipment (i)	$—	$—	$195,357	$—
Financing activities:
Partial conversion of convertible debenture (Note 8 (b))	—	—	349,079	—

	$—	$—	$544,436	$—

(i)
In March 2010, Ivanhoe Mines and Rio Tinto completed an agreement whereby Ivanhoe Mines issued 15.0 million common shares to Rio Tinto for net proceeds of $241.1 million (Cdn$244.7 million) (Note 9 (b)). Ivanhoe Mines used $195.4 million of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.

23

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	SEGMENT DISCLOSURES

	Six Months Ended June 30, 2010
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$31,585	$—	$31,585
COST OF SALES
Production and delivery	—	(22,098)	—	(22,098)
Depreciation and depletion	—	(4,827)	—	(4,827)
Write-down of carrying value of inventory	—	(6,535)	—	(6,535)

COST OF SALES	—	(33,460)	—	(33,460)

EXPENSES
Exploration	(90,035)	(20,871)	—	(110,906)
General and administrative	—	—	(23,047)	(23,047)
Depreciation	(1,114)	(89)	(67)	(1,270)
Accretion of convertible credit facilities	—	(33)	(8,629)	(8,662)
Accretion of asset retirement obligations	(44)	(47)	—	(91)
Gain on sale of other mineral property rights	—	—	—	—

TOTAL EXPENSES	(91,193)	(54,500)	(31,743)	(177,436)

OPERATING LOSS	(91,193)	(22,915)	(31,743)	(145,851)

OTHER INCOME (EXPENSES)
Interest income	1,768	1,224	4,175	7,167
Interest expense	—	(14,733)	(6,944)	(21,677)
Foreign exchange losses	(188)	(601)	(2,400)	(3,189)
Listing fees — SouthGobi	—	—	—	—
Unrealized losses on long-term investments	—	(5,212)	—	(5,212)
Unrealized (losses) gains on other long-term investments	—	(30)	1,539	1,509
Realized gain on redemption of other long-term investments	—	—	87	87
Change in fair value of embedded derivatives	—	70,861	—	70,861
Loss on conversion of convertible credit facility	—	(154,316)	—	(154,316)
Write-down of carrying value of long-term investments	—	—	(417)	(417)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(89,613)	(125,722)	(35,703)	(251,038)
(Provision) recovery for income taxes	(1,315)	3,141	348	2,174
Share of loss of significantly influenced investees	(618)	—	(22,592)	(23,210)

NET LOSS FROM CONTINUING OPERATIONS	(91,546)	(122,581)	(57,947)	(272,074)
INCOME FROM DISCONTINUED OPERATIONS	—	—	6,585	6,585

NET LOSS	(91,546)	(122,581)	(51,362)	(265,489)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	6,615	—	34,978	41,593

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(84,931)	$(122,581)	$(16,384)	$(223,896)

CAPITAL EXPENDITURES	$154,477	$53,334	$44	$207,855

TOTAL ASSETS	$714,699	$958,710	$799,619	$2,473,028

During the six months ended June 30, 2010, all of the coal division’s revenue arose from coal sales in Mongolia to three customers. Total revenues by customer were $20.2 million, $10.8 million and $0.6 million.

24

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended June 30, 2010
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$17,668	$—	$17,668
COST OF SALES
Production and delivery	—	(10,901)	—	(10,901)
Depreciation and depletion	—	(2,304)	—	(2,304)
Write-down of carrying value of inventory	—	—	—	—

COST OF SALES	—	(13,205)	—	(13,205)

EXPENSES
Exploration	(25,176)	(14,307)	—	(39,483)
General and administrative	—	—	(14,730)	(14,730)
Depreciation	(268)	(25)	(61)	(354)
Accretion of convertible credit facilities	—	(11)	(4,524)	(4,535)
Accretion of asset retirement obligations	(22)	(26)	—	(48)
Gain on sale of other mineral property rights	—	—	—	—

TOTAL EXPENSES	(25,466)	(27,574)	(19,315)	(72,355)

OPERATING LOSS	(25,466)	(9,906)	(19,315)	(54,687)

OTHER INCOME (EXPENSES)
Interest income	936	649	953	2,538
Interest expense	—	(4,974)	(3,304)	(8,278)
Foreign exchange gains (losses)	23	(187)	(4,695)	(4,859)
Listing fees — SouthGobi	—	—	—	—
Unrealized losses on long-term investments	—	(4,509)	—	(4,509)
Unrealized (losses) gains on other long-term investments	—	(48)	837	789
Realized gain on redemption of other long-term investments	—	—	26	26
Change in fair value of embedded derivatives	—	72,233	—	72,233
Loss on conversion of convertible credit facility	—	—	—	—
Write-down of carrying value of long-term investments	—	—	(161)	(161)

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(24,507)	53,258	(25,659)	3,092
(Provision) recovery for income taxes	(380)	618	(1,546)	(1,308)
Share of loss of significantly influenced investees	(217)	—	(12,934)	(13,151)

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(25,104)	53,876	(40,139)	(11,367)
INCOME FROM DISCONTINUED OPERATIONS	—	—	—	—

NET (LOSS) INCOME	(25,104)	53,876	(40,139)	(11,367)
NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,021	—	(23,685)	(18,664)

NET (LOSS) INCOME ATTRIBUTABLE TO IVANHOE MINES LTD.	$(20,083)	$53,876	$(63,824)	$(30,031)

CAPITAL EXPENDITURES	$148,000	$20,385	$22	$168,407

TOTAL ASSETS	$714,699	$958,710	$799,619	$2,473,028

During the three months ended June 30, 2010, all of the coal division’s revenue arose from coal sales in Mongolia to three customers. Total revenues by customer were $11.2 million, $5.9 million and $0.6 million.

25

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	SEGMENT DISCLOSURES (Continued)

	Six Months Ended June 30, 2009
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$14,207	$—	$14,207
COST OF SALES
Production and delivery	—	(10,311)	—	(10,311)
Depreciation and depletion	—	(2,041)	—	(2,041)
Write-down of carrying value of inventory	—	—	—	—

COST OF SALES	—	(12,352)	—	(12,352)

EXPENSES
Exploration	(60,800)	(8,463)	—	(69,263)
General and administrative	—	—	(18,314)	(18,314)
Depreciation	(1,760)	(7)	(61)	(1,828)
Accretion of convertible credit facilities	—	—	(6,946)	(6,946)
Accretion of asset retirement obligations	(44)	(20)	—	(64)
Gain on sale of other mineral property rights	3,000	—	—	3,000

TOTAL EXPENSES	(59,604)	(20,842)	(25,321)	(105,767)

OPERATING LOSS	(59,604)	(6,635)	(25,321)	(91,560)

OTHER INCOME (EXPENSES)
Interest income	732	12	686	1,430
Interest expense	—	—	(9,017)	(9,017)
Foreign exchange (losses) gains	(1,101)	(946)	14,510	12,463
Listing fees — SouthGobi	—	(333)	—	(333)
Unrealized losses on long-term investments	—	—	—	—
Unrealized losses on other long-term investments	—	—	(634)	(634)
Realized gain on redemption of other long-term investments	—	—	1,136	1,136
Change in fair value of embedded derivatives	—	—	—	—
Loss on conversion of convertible credit facility	—	—	—	—
Write-down of carrying value of long-term investments	—	—	—	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(59,973)	(7,902)	(18,640)	(86,515)
Recovery (provision) for income taxes	22	(177)	(71)	(226)
Share of loss of significantly influenced investees	(352)	—	(7,446)	(7,798)

NET LOSS FROM CONTINUING OPERATIONS	(60,303)	(8,079)	(26,157)	(94,539)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS	—	(6,260)	15,665	9,405

NET LOSS	(60,303)	(14,339)	(10,492)	(85,134)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,056	—	2,133	4,189

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(58,247)	$(14,339)	$(8,359)	$(80,945)

CAPITAL EXPENDITURES	$3,025	$11,033	$16	$14,074

TOTAL ASSETS	$208,601	$124,333	$405,499	$738,433

During the six months ended June 30, 2009, all of the coal division’s revenue arose from coal sales in Mongolia to two customers. Total revenues by customer were $8.7 million and $5.5 million.

26

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended June 30, 2009
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$10,666	$—	$10,666
COST OF SALES
Production and delivery	—	(7,515)	—	(7,515)
Depreciation and depletion	—	(1,623)	—	(1,623)
Write-down of carrying value of inventory	—	—	—	—

COST OF SALES	—	(9,138)	—	(9,138)

EXPENSES
Exploration	(30,850)	(4,348)	—	(35,198)
General and administrative	—	—	(10,546)	(10,546)
Depreciation	(904)	(3)	(55)	(962)
Accretion of convertible credit facilities	—	—	(3,512)	(3,512)
Accretion of asset retirement obligations	(22)	(11)	—	(33)
Gain on sale of other mineral property rights	3,000	—	—	3,000

TOTAL EXPENSES	(28,776)	(13,500)	(14,113)	(56,389)

OPERATING LOSS	(28,776)	(2,834)	(14,113)	(45,723)

OTHER INCOME (EXPENSES)
Interest income	382	3	293	678
Interest expense	—	—	(4,264)	(4,264)
Foreign exchange gains (losses)	284	(175)	21,632	21,741
Listing fees — SouthGobi	—	(98)	—	(98)
Unrealized losses on long-term investments	—	—	—	—
Unrealized gains on other long-term investments	—	—	555	555
Realized gain on redemption of other long-term investments	—	—	1,136	1,136
Change in fair value of embedded derivatives	—	—	—	—
Loss on conversion of convertible credit facility	—	—	—	—
Write-down of carrying value of long-term investments	—	—	—	—

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(28,110)	(3,104)	5,239	(25,975)
Recovery (provision) for income taxes	94	(206)	(11)	(123)
Share of loss of significantly influenced investees	(118)	—	(2,902)	(3,020)

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(28,134)	(3,310)	2,326	(29,118)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS	—	(2,898)	4,967	2,069

NET (LOSS) INCOME	(28,134)	(6,208)	7,293	(27,049)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,231	—	922	2,153

NET (LOSS) INCOME ATTRIBUTABLE TO IVANHOE MINES LTD.	$(26,903)	$(6,208)	$8,215	$(24,896)

CAPITAL EXPENDITURES	$2,163	$6,246	$9	$8,418

TOTAL ASSETS	$208,601	$124,333	$405,499	$738,433

During the three months ended June 30, 2009, all of the coal division’s revenue arose from coal sales in Mongolia to two customers. Total revenues by customer were $6.7 million and $4.0 million.

27

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
14.	FAIR VALUE ACCOUNTING

The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth the Company’s assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at June 30, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$2,498	$2,498	$—	$—
Long-term investments	67,993	46,468	21,525	—
Other long-term investments	212,095	74,666	—	137,429

	$282,586	$123,632	$21,525	$137,429

Liabilities:
Embedded derivative liability	$184,653	$—	$184,653	$—

	$184,653	$—	$184,653	$—

	Fair Value at December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$14,999	$14,999	$—	$—
Long-term investments	86,443	62,410	24,033	—
Other long-term investments	145,035	47,194	—	97,841

	$246,477	$124,603	$24,033	$97,841

Liabilities:
Embedded derivative liability	$358,272	$—	$358,272	$—

	$358,272	$—	$358,272	$—

28

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
14.	FAIR VALUE ACCOUNTING (Continued)

The Company’s short-term and long-term investments are classified within Level 1 and 2 of the fair value hierarchy as they are valued using quoted market prices of certain investments, as well as quoted prices for similar investments.

The Company’s other long-term investments are classified within Level 1 and 3 of the fair value hierarchy and consist of the Long-Term Notes, T-Bill, first tax prepayment and money market investments.

The Company’s embedded derivative liability, included within convertible credit facilities (Note 8 (b)), is classified within Level 2 of the fair value hierarchy as it is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.

The table below sets forth a summary of changes in the fair value of the Company’s Level 3 financial assets (other long-term investments) for the six months ended June 30, 2010.

	Long-Term		Tax
	Notes	T-Bills	Prepayment	Totals
Balance, December 31, 2009	$24,689	$73,152	$—	$97,841

Additions	—	—	50,000	50,000
Accrued interest	—	1,372	201	1,573
Foreign exchange gains	(224)	—	—	(224)
Fair value redeemed	(58)	—	—	(58)
Unrealized gain (loss)	1,539	2,149	(15,391)	(11,703)

Balance, June 30, 2010	$25,946	$76,673	$34,810	$137,429

29

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS
(a)	The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	June 30,		December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents	$1,454,475	$1,454,475	$965,823	$965,823
Short-term investments	2,498	2,498	14,999	14,999
Accounts receivable	47,375	47,375	39,349	39,349
Long-term investments	67,762	152,538	93,511	154,976
Other long-term investments	212,095	212,095	145,035	145,035

Accounts payable and accrued liabilities	105,510	105,510	55,128	55,128
Amounts due under credit facilities	54,654	54,654	55,523	55,523
Convertible credit facilities	674,280	680,070	928,618	940,380
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.

The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, T-Bill, first tax prepayment and money market investments, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

The fair value of the Rio Tinto convertible credit facility was estimated to approximate the balance of principal and interest outstanding, due primarily to the short-term maturity of this facility.

The fair value of the CIC convertible debenture was estimated to approximate the aggregate carrying amount of the CIC convertible credit facility liability and interest payable. This aggregate carrying amount includes the estimated fair value of the embedded derivative liability which was determined using a Monte Carlo simulation valuation model.

The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.

(b)
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

30

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS (Continued)
(c)
Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the Rio Tinto convertible credit facility (Note 8 (a)) and amounts due under credit facilities (Note 7). Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

16.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

17.	SUBSEQUENT EVENTS

On August 12, 2010, Ivanhoe Australia announced that it had completed a Aud$251 million equity raising, comprising the institutional component of its accelerated, non-renounceable, pro rata entitlement offer and an institutional placement.

In addition to the approximately Aud$251 million raised under the institutional entitlement offer and placement, Ivanhoe Australia is expected to raise approximately Aud$18 million in equity through an underwritten retail entitlement offer and potentially up to a further approximately Aud$158 million through the future exercise of the options issued as part of the equity raising. Therefore the total proceeds of the institutional entitlement offer, institutional placement offer, retail entitlement offer and exercise of options may be up to Aud$427 million.

Ivanhoe Mines previously agreed it would not take-up its entitlement under the institutional entitlement offer. The offer securities that correspond to Ivanhoe Mines’ entitlement were sold to a range of institutional investors. Following the completion of the institutional entitlement offer, institutional placement and retail entitlement offer, Ivanhoe Mines will hold approximately 63% of Ivanhoe Australia.

31

2	Interim Report for the three and six month periods ended June 30, 2010.	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

		Transfer Agents and Registrars	Contact Information
At August 16, 2010, the Company had 488.7 million common shares issued and outstanding and warrants and stock options outstanding for 102.7 million additional common shares.		CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Investors: Bill Trenaman Media: Bob Williamson Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 Email: info@ivanhoemines.com Tel: (604) 688-5755
INTRODUCTION
This discussion and analysis of the financial condition and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three- and six-month periods ended June 30, 2010 and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2009. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 32.
The effective date of this MD&A is August 16, 2010.
OVERVIEW
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE SECOND QUARTER OF 2010
HIGHLIGHTS
•
Full-scale construction at Oyu Tolgoi copper and gold mine in Mongolia commenced in June 2010 and there are now approximately 4,400 workers at Oyu Tolgoi. Production is expected to commence in mid-2013.

•
On May 11, 2010, Ivanhoe Mines released a new Integrated Development Plan that estimates the Oyu Tolgoi Project in Mongolia should produce more than 1.2 billion pounds (544,000 tonnes) of copper and 650,000 ounces of gold every year for the first 10 years. Peak single-year production from Oyu Tolgoi is estimated at 1.7 billion pounds (800,000 tonnes) of copper and 1.1 million ounces of gold.

•
On May 7, 2010, Ivanhoe Mines shareholders approved a shareholders’ rights plan that will ensure fair treatment of all Ivanhoe Mines shareholders during any takeover bid for Ivanhoe Mine’s outstanding common shares.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
•
In June 2010, Rio Tinto exercised its Series A warrants and Ivanhoe Mines issued 46 million common shares to Rio Tinto for total proceeds of $393.1 million to be used to finance ongoing mine development activities at Oyu Tolgoi. With the transaction, Rio Tinto increased its ownership in Ivanhoe Mines from 22.4% to 29.6%.

•
On May 25, 2010, Ivanhoe Mines’ 81%-owned subsidiary, Ivanhoe Australia (IVA-ASX) signed a binding agreement with Barrick (PD) Australia Limited to acquire the Osborne Copper and Gold Operation. The acquisition is expected to close on September 30, 2010.

•
On August 12, 2010, Ivanhoe Australia announced that it had successfully completed a A$251 million equity raising, being the institutional component of its accelerated, non-renounceable, pro rata entitlement offer and an institutional placement.

•
During Q2’10, Ivanhoe Mines’ 57%-owned subsidiary, SouthGobi Resources (SGQ — TSX; 1878 - HK), reported coal sales of $17.7 million from its Ovoot Tolgoi mine in southern Mongolia, representing approximately 449,000 tonnes of coal sold to customers in China.

•
In July 2010, Ivanhoe Mines’ 50%-owned Altynalmas Gold received an independent National Instrument 43-101-compliant report on the Kyzyl Gold Project that confirmed the economics of Altynalmas Gold’s development plan. The report was prepared by Scott Wilson Inc. of London, England. Fluor Canada has been retained to complete a feasibility study for the planned mine.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
INDEX
The MD&A is comprised of the following sections:

1. Selected Quarterly Data

2. Review of Operations

A. Exploration Activities

i. Mongolia

ii. Australia

iii. Kazakhstan

iv. Other exploration

v. Other

B. Discontinued Operations

C. Administrative and Other

3. Liquidity and Capital Resources

4. Share Capital

5. Outlook

6. Off-Balance-Sheet Arrangements

7. Contractual Obligations

8. Changes in Accounting Policies

9. Critical Accounting Estimates

10. Recent Accounting Pronouncements

11. International Financial Reporting Standards

12. Risks and Uncertainties

13. Related-Party Transactions

14. Changes in Internal Control over Financial Reporting

15. Qualified Persons

16. Cautionary Statements

17. Forward-Looking Statements

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
SELECTED QUARTERLY DATA
($ in millions of dollars, except per share information)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2010	2010	2009	2009
Revenue	$17.7	$13.9	$9.9	$11.9
Cost of sales	(13.2)	(20.3)	(8.5)	(8.6)
Exploration expenses	(39.5)	(71.4)	(67.2)	(40.6)
General and administrative	(14.7)	(8.3)	(15.0)	(12.5)
Foreign exchange (losses) gains	(4.9)	1.7	2.2	19.5
Change in fair value of embedded derivatives	72.2	(1.4)	(45.0)	—
Loss on conversion of convertible credit facility	—	(154.3)	—	—
Net loss from continuing operations	(30.0)	(200.5)	(138.7)	(47.5)
Income (loss) from discontinued operations	—	6.6	9.2	(22.3)
Net loss	(30.0)	(193.9)	(129.5)	(69.8)

Net (loss) income per share — basic
Continuing operations	$(0.07)	$(0.47)	$(0.35)	$(0.12)
Discontinued operations	$0.00	$0.02	$0.03	$(0.06)
Total	$(0.07)	$(0.45)	$(0.32)	$(0.18)

Net (loss) income per share — diluted
Continuing operations	$(0.07)	$(0.47)	$(0.35)	$(0.12)
Discontinued operations	$0.00	$0.02	$0.03	$(0.06)
Total	$(0.07)	$(0.45)	$(0.32)	$(0.18)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2009	2009	2008	2008
Revenue	$10.7	$3.5	$3.1	$0.0
Cost of sales	(9.1)	(3.2)	(2.2)	—
Exploration expenses	(35.2)	(34.1)	(73.0)	(56.8)
General and administrative	(10.5)	(7.8)	(8.1)	(5.1)
Foreign exchange gains (losses)	21.7	(9.3)	(40.6)	(20.0)
Writedown of other long-term investments	—	—	(18.0)	—
Loss on conversion of convertible credit facility	—	—	—	—
Net loss from continuing operations	(27.0)	(63.4)	(165.0)	(95.8)
Income from discontinued operations	2.1	7.4	5.0	7.8
Net loss	(24.9)	(56.0)	(160.0)	(88.0)

Net (loss) income per share — basic
Continuing operations	$(0.07)	$(0.17)	$(0.44)	$(0.25)
Discontinued operations	$0.00	$0.02	$0.01	$0.02
Total	$(0.07)	$(0.15)	$(0.43)	$(0.23)

Net (loss) income per share — diluted
Continuing operations	$(0.07)	$(0.17)	$(0.44)	$(0.25)
Discontinued operations	$0.00	$0.02	$0.01	$0.02
Total	$(0.07)	$(0.15)	$(0.43)	$(0.23)

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
REVIEW OF OPERATIONS
Ivanhoe Mines is an international exploration and development company with activities concentrated in Central Asia and the Asia Pacific Region. The Company’s principal assets include:
•
A 100% interest in Ivanhoe Oyu Tolgoi (BVI) Ltd. that, together with a related company, holds a 66% interest in Oyu Tolgoi LLC (OT LLC), whose principal asset is the Oyu Tolgoi copper and gold project in southern Mongolia held through validly issued mining licenses.

•
A 57% interest in SouthGobi Resources, which is selling coal produced at its Ovoot Tolgoi Mine in southern Mongolia to customers in China and is conducting ongoing exploration and development programs at several other Mongolian coal prospects.

•
An 81% interest in Ivanhoe Australia, which owns the Merlin Project, a high-grade molybdenum and rhenium deposit in Queensland, Australia. Ivanhoe Australia also is continuing to explore and advance its iron-oxide-copper-gold (IOCG) projects in the Cloncurry region.

•	A 50% interest in Altynalmas Gold, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.
In Q2’10, Ivanhoe Mines recorded a net loss of $30.0 million ($0.07 per share) compared to a net loss of $24.9 million ($0.07 per share) in Q2’09, representing an increase of $5.1 million. Results for Q2’10 mainly were affected by $39.5 million in exploration expenses, $13.2 million in coal cost of sales, $14.7 million in general and administrative expenses, $8.3 million in interest expense, $4.9 million in mainly unrealized foreign exchange losses and $13.2 million in share of loss of significantly influenced investees. These amounts were offset by coal revenue of $17.7 million, $2.5 million in interest income and a $72.2 million change in fair value of embedded derivatives.
Exploration expenses of $39.5 million in Q2’10 increased $4.3 million from $35.2 million in Q2’09. The exploration expenses included $23.2 million spent in Mongolia ($25.2 million in Q2’09), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $14.9 million incurred by Ivanhoe Australia ($8.8 million in Q2’09). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period.
Ivanhoe Mines’ cash position, on a consolidated basis at June 30, 2010, was $1.5 billion. As at August 16, 2010, Ivanhoe Mines’ current consolidated cash position is approximately $1.4 billion.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
A. EXPLORATION ACTIVITIES
In Q2’10, Ivanhoe Mines expensed $39.5 million in exploration activities, compared to $35.2 million in Q2’09. In Q2’10, Ivanhoe Mines’ exploration activities were largely focused in Mongolia and Australia.
Generally, exploration costs are charged to operations in the period incurred until it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized. Up to March 31, 2010, exploration costs charged to operations included development costs associated with the Oyu Tolgoi Project located in Mongolia. On April 1, 2010, Ivanhoe Mines commenced capitalizing Oyu Tolgoi Project development costs. As of this date, reserve estimates for the Oyu Tolgoi Project had been announced and the procedural and administrative conditions contained in the Investment Agreement were satisfied. During Q2’10, expenditures on property, plant and equipment included $41.0 million of Oyu Tolgoi Project development costs that would have been expensed as exploration costs if incurred prior to April 1, 2010.
Summary of exploration expenditures by location:

	Three Months Ended
	June 30,
(Stated in $000’s of dollars)	2010	2009
Mongolia
Oyu Tolgoi	$7,887	$20,352
Coal Division	14,307	4,348
Other Mongolia Exploration	982	514

	23,176	25,214

Australia	14,868	8,807
Indonesia	732	945
Other	707	232

	$39,483	$35,198

MONGOLIA
OYU TOLGOI COPPER-GOLD PROJECT (66% owned)
The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar, the capital city of Mongolia, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend), with a strike length that extends over 20 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu), and the Hugo Dummett Deposit (Hugo South, Hugo North and Hugo North Extension).

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
On April 1, 2010, Ivanhoe Mines commenced capitalizing Oyu Tolgoi development costs. In Q2’10, Ivanhoe Mines incurred exploration expenses of $7.9 million at Oyu Tolgoi compared to the $20.4 million incurred in Q2’09. During Q2’10, expenditures on property, plant and equipment included $41.0 million of Oyu Tolgoi Project development costs that would have been expensed as exploration costs if incurred prior to April 1, 2010.
Full-scale mine construction at Oyu Tolgoi
Ivanhoe Mines is in the construction phase of the Oyu Tolgoi Mine, with production planned to commence in 2013. Oyu Tolgoi initially is being developed as an open-pit mining operation at the Southern Oyu deposits, along with a copper concentrator plant, related facilities and necessary infrastructure supporting an initial throughput of 100,000 tonnes of ore per day. An underground block-cave mining operation also is being developed at the Hugo North Deposit.
Full-scale construction activities commenced in Q2’10 as additional infrastructure (including a new 200 cubic metres per hour concrete batch plant), manpower and contractors were mobilized to site. The work force totalled approximately 4,400 at the end of July, 2010. Fluor Corporation is in charge of overall program management as well as services related to engineering, procurement and construction management for the ore processing plant and mine-related infrastructure such as roads, water supply, a regional airport and administration buildings. Fluor is executing the engineering for the project from its Vancouver, Canada, and Beijing, China, offices with operations being managed onsite in Mongolia. Engineering is expected to be completed in Q1’11.
The development of the first lift of the underground block-cave mine at the Hugo North Deposit is well underway, with full production scheduled to begin by the end of the fifth year of operations. Shaft #1 lateral mine development on the 1300-metre level at the Hugo North underground deposit is ahead of schedule, with a year-to-date advance of 1,712 metres. Raise-bore drilling for the first of two ventilation shafts near Shaft #1 has commenced, and a second mining fleet has been purchased to increase advance rates for the underground mine development.
Detailed engineering at Shaft #2 has reached 67% completion. Construction of the headframe foundation is progressing to plan. Major works during Q2’10 included installation of scaffolding and the commencement of rebar placement and anchor-bolt alignment for the hoist foundation and concrete placement. Foundation work also has begun for the air ventilation facilities that will serve for the sinking and operation of Shaft #2. When completed, Shaft #2 will be the main service shaft for the Hugo North Mine.
Detailed engineering for the ore concentrator now is at 80%. Foundation preparation work has been completed for the first of two Semi-Autogenous Grinding (SAG) mills, ball mill, pebble crusher, south reclaim tunnel and construction offices. The first concrete pours for the concentrator foundations commenced in June, 2010. The concentrator initially is being built as a modular two-line mill, capable of treating 100,000 tonnes of ore per day.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
The 2010 independent Integrated Development Plan estimates that the concentrator will be expanded from the initial rate of 100,000 tonnes per day to 160,000 tonnes per day when the first lift of the Hugo North underground block cave begins commercial production, augmenting the ore mined from the Southern Oyu open-pit mine.
New 2010 Integrated Development Plan for Oyu Tolgoi copper-gold mining complex
On May 11, 2010, Ivanhoe Mines announced that a new, independent 2010 Integrated Development Plan (IDP-10) confirmed that Ivanhoe Mine’s Oyu Tolgoi Project in southern Mongolia has the mineral resources to become one of the world’s top three copper-gold producers and an industry model of responsible, environmentally-sound mineral development.
The IDP-10 is a comprehensive update of the original 2005 Integrated Development Plan and supports Ivanhoe Mines’ commitment to advance Oyu Tolgoi into full construction, with production of copper and gold expected to begin in 2013.
The Oyu Tolgoi development blueprint contains the first published declaration of underground reserves for the planned Hugo Dummett block-cave mine. It also presents the results of extensive studies of two complementary development scenarios:
1.	A Reserve Case, based only on proven & probable mineral reserves established to this point in time, which would sustain mining for a projected 27 years.
2.
A Life-of-Mine Sensitivity Case, which adds to the Reserve Case a large base of resources identified through exploration to date but currently classified only to the level of inferred resources under Canada’s internationally recognized standards. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life-of-Mine Sensitivity Case will be realized. The IDP-10 estimates that the Life-of-Mine Sensitivity Case would sustain mining at Oyu Tolgoi for a projected 59 years. Part of the ongoing exploration program at Oyu Tolgoi is directed at upgrading inferred resources to higher classifications, as has been progressively accomplished during the past nine years of exploration and discovery at the project.

In both cases, the average annual production at Oyu Tolgoi over the first 10 years would exceed 1.2 billion pounds (544,000 tonnes) of copper and 650,000 ounces of gold.
The IDP-10 is an independent report commissioned for the project by Ivanhoe Mines from a team of the world’s foremost engineering, mining and environmental consultants, led by Australia-based AMEC Minproc and including U.S.-based Stantec Engineering. The IDP-10, a technical report compliant with Canada’s NI 43-101 reporting standard, is available on SEDAR and on Ivanhoe Mines’ website at www.ivanhoemines.com.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Oyu Tolgoi Exploration
Exploration drilling continued on the area between the Southwest Oyu and Heruga deposits; Zeus IP survey is ongoing
Less than half of the 20-kilometre-long mineralized trend at Oyu Tolgoi has been extensively drill-tested to date. An ongoing exploration program using ZeusTM proprietary, induced-polarization (IP) technology has identified numerous additional exploration and development targets. Drilling continues to be directed at expanding the project’s resources and reserves.
During Q2’10, Ivanhoe Mines completed 10,030 metres of drilling on a number of targets on the Oyu Tolgoi Project. The drilling of two deep diamond-drill holes (OTD1502 and OTD1510) began during Q2’10 in the area between the Southwest Oyu and Heruga deposits. These two holes currently are at the top of the mineralized system at approximately 1,800 metres below surface. OTD1502 is an infill hole, 250 metres from holes OTD1487A and OTD1500B, which previously intersected broad zones of copper-gold mineralization. OTD1510 is a 300-metre step-out to the southeast from OTD1500B.
In the area east of Central and Southwest Oyu, three condemnation holes (OTD1503, OTD1504 and OTD1505) totalling 2,270 metres were completed. The holes targeted an easterly displaced segment of the Oyu Tolgoi Trend and a corresponding gravity anomaly in the area of the proposed tailings dam. No significant mineralization was found.
During Q2’10, the linear IP survey anomaly that lies between the Southwest Oyu and Hugo Dummett deposits was targeted under the strongest mineralized part of Southwest Oyu by deepening an existing hole, OTD749, from 1,018 metres to 1,655 metres. The hole deviated to the south and failed to drill across the entire interpreted IP survey anomaly. It intercepted quartz monzodiorite, lacking any sulfides or mineralization.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Average assay intercepts as of the date of this MD&A are shown below:

Average Assay Intercepts, New Discovery Zone Drilling
Hole	From	To	Interval	Au	Cu	Mo
Number	(m)	(m)	(m)	(g/t)	(%)	(ppm)
OTD1498A	1978	2100	122	0.05	0.42	54
	2240	2318	78	0.07	0.61	12
	2346	2418	72	0.07	0.44	41
	2464	2478	14	0.31	0.21	28
	2546	2562	16	0.19	0.27	72.5
	2582	2632 (E.O.H.)	50	0.17	0.32	74.6
OTD1500	1800	1910	110	0.17	0.44	189
OTD1500A	1462	1506	44	0.09	0.55	55
OTD1501	1662	1682	20	0.12	1.06	11.5
	1724	1730	6	0.07	1.23	30
	1754	1776	22	0.03	0.59	39
OTD1500B	2066	2094	28	2.30	1.35	200
	2182	2276	94	0.91	0.60	60.32
EJD0035A	1426	1452	24	0.01	1.14	66.2
During Q2’10, the expanded gradient array IP survey utilizing the Zeus technology continued from the northern end of the Hugo North Deposit to the northern part of the Ivanhoe Mines/Entrée Gold Joint Venture area.
Ivanhoe Mines advances financing for Oyu Tolgoi copper-gold project in discussions with leading international financial institutions
The 2010 Oyu Tolgoi Integrated Development Plan (IDP-10) estimated that the initial capital cost required to achieve first production from the open-pit mine on the Southern Oyu deposits will be $4.6 billion. This amount includes $1.1 billion to be spent advancing underground development at the Hugo North Deposit in preparation for the start of block-cave mining following the commencement of production from the open-pit mine. Alternatives to finance the remainder of the estimated capital costs include, but are not limited to, additional potential debt, equity offerings, a credit facility, the possible sale of subsidiaries or assets, equity investments, project financing and/or various corporate transactions.
On May 21, 2010, Ivanhoe Mines signed a joint mandate letter with the European Bank for Reconstruction and Development (EBRD) and the World Bank Group’s International Finance Corporation (IFC) for evaluation of a major syndicated financing package for the construction of the planned Oyu Tolgoi mining complex.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Under terms of the joint mandate letter, EBRD and IFC will consider providing a two-part package consisting of:
•	up to $300 million each from EBRD and IFC, as part of a group of primary lenders, in limited-recourse project financing under an “A loan” structure; and
•	mobilization of a further $1.2 billion from commercial lenders under a “B loan” structure.
Export Development Canada (EDC), the Canadian government’s export credit agency, is considering providing up to $500 million in direct project financing capacity, subject to necessary approvals, including ensuring that the Oyu Tolgoi Project meets EDC’s environmental and social impact review requirements. EDC is reviewing information in that regard provided by Ivanhoe Mines.
Ivanhoe Mines selected Paris-based BNP Paribas and London-based Standard Chartered to work with EBRD, IFC and EDC in arranging the financing. The group of institutions will jointly work with the commercial banks that will structure the debt financing package, with completion targeted for Q1’11.
As leading global institutions, BNP Paribas and Standard Chartered have a very strong presence in Asia and, consistent with the commitments of the other core lenders, have indicated that they are considering retaining a significant exposure to the Oyu Tolgoi Project debt package through a mix of possible facilities. The facilities include EBRD and IFC “A” loans, facilities backed by export credit agencies and commercial loans.
IFC and EBRD financings are subject to detailed due diligence, including a review of the extensive environmental and social studies conducted by the Oyu Tolgoi Project, and approval by their respective managements and boards of directors. The arrangements also are subject to agreement of the Ivanhoe Mines Board of Directors and other related approval processes.
Mongolian Government obtains a 34% interest in the Oyu Tolgoi Project
On May 31, 2010, the Mongolian Government obtained a 34% interest in Oyu Tolgoi’s licence holder, OT LLC, upon the receipt of fully registered shares of OT LLC. Ivanhoe Mines now holds a controlling 66% interest in OT LLC. Provisions of the Investment Agreement address the amount and term of the parties’ investments in the Oyu Tolgoi Project, the protection of those investments and the right to realize the benefits from such investments, as well as the commencement of mining operations with minimum environmental impacts and progressive rehabilitation, the social and economic development of the South Gobi Region and the training and employment of thousands of new workers in Mongolia.
The Shareholders’ Agreement, which accompanied the execution of the Investment Agreement and also was signed on October 6, 2009, established the basis upon which the Mongolian Government, through its wholly-state-owned company, Erdenes LLC (Erdenes), obtained and will hold the initial 34% equity interest in OT LLC. The Shareholders’ Agreement provides the terms that govern the respective rights and obligations of the parties as shareholders of OT LLC. The Shareholders’ Agreement also addresses the circumstances and the requirements pursuant to which Ivanhoe Mines and Rio Tinto will assume or arrange financing for the Oyu Tolgoi Project and for Erdenes’ portion of the investment capital needed for the Project.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
First meeting of OT LLC Board and shareholders held in Ulaanbaatar, Mongolia
On June 9 and 10, 2010, the first meeting of the Board of Directors of OT LLC was held in Ulaanbaatar, Mongolia. The meeting addressed the normal organizational issues of a first board meeting and formally approved the recent nomination of the former Mongolian diplomat, Galsan Batsukh, as Chairman of the Board of Directors of OT LLC.
Under the authority of the Shareholders’ Agreement, Ivanhoe Mines appointed six of the nine members of the OT LLC Board of Directors and the Mongolian Government appointed three members. The nine members of the Board met over a two-day period to address a number of organizational issues pertaining to the business and governance of OT LLC, including approval of Board Procedural Rules and the Board’s Code of Conduct. OT LLC is the entity that is constructing and will operate the Oyu Tolgoi Project; it also holds the Oyu Tolgoi mining licences.
On June 11, 2010, the first Shareholders’ meeting of OT LLC was held in Ulaanbaatar to approve formally and by resolution the nomination and appointment of the nine members of the Board and to address preliminary shareholder issues, including pertinent amendments to the Charter of OT LLC. Representatives of Ivanhoe Mines and Erdenes attended and participated in the meeting.
OT LLC is progressing with discussions with key Mongolian Government agencies to improve infrastructure at the Mongolia-China border crossing to accommodate increased freight volumes and implementation of regular transportation schedules through the remainder of 2010 and the start of 2011. Community consultations have taken place to address the construction schedule for the new paved road to China and the new regional airport.
The OT LLC five-year training plan was released on June 30, 2010, to key Mongolian Government ministries in accordance with the project’s Investment Agreement. The project has authorized development of educational and training programs for Mongolian citizens in order to elevate the skills necessary for development of an effective mine workforce. In that regard, a memorandum of understanding covering ongoing training activities was signed with the Ministry of Education on July 9, 2010.
Prepayment made of Mongolian taxes
On October 6, 2009, as an adjunct to the Investment Agreement, OT LLC agreed to purchase three Treasury Bills (T-Bills) from the Mongolian Government, having an aggregate face value of $287.5 million, for the aggregate sum of $250 million. The annual rate of interest on the T-Bills was set at 3.0%. The initial T-Bill, with a face-value of $115.0 million, was purchased by OT LLC on October 20, 2009 for $100.0 million and will mature on October 20, 2014.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
During discussions with the Mongolian Government in March 2010 that led to satisfaction of the Investment Agreement’s conditions precedent, the Mongolian Government requested an alternative arrangement for the advancement of funds that would not involve the purchase of the remaining two T-Bills. Specifically, Ivanhoe Mines agreed to make two tax prepayments rather than purchasing the second and third remaining T-Bills, with face values of $57.5 million and $115.0 million respectively.
•	The first tax prepayment of $50.0 million was made pursuant to this arrangement on April 7, 2010.
•
The second tax prepayment of $100.0 million will be made within 14 days of OT LLC fully drawing down the financing necessary to enable the complete construction of the Oyu Tolgoi Project or on June 30, 2011, whichever date is earlier.

The annual rate of interest on the tax prepayments is 1.75% compounding from the date on which such prepayments are made to the Mongolian Government by OT LLC. Unless already off-set fully against Mongolian taxes, the Mongolian Government must immediately repay any remaining tax prepayment balance, including all accrued interest, on the fifth anniversary of the date the tax prepayment was made by OT LLC to the Mongolian Government.
MONGOLIA
COAL PROJECTS
SOUTHGOBI RESOURCES (57% owned)
Expansion planned for SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi is producing and selling coal at its Ovoot Tolgoi Project in Mongolia’s South Gobi Region, 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.
To increase the amount of coal traffic across the border, Chinese and Mongolian authorities agreed in July 2009 to create a designated coal transportation corridor at the Shivee Khuren-Ceke border crossing. This facility is largely completed and is in partial use, permitting coal to be transported across the border through three corridors that are separate from other, non-coal, border traffic. On April 28, 2010, the Mongolian Government approved a plan that would allow the checkpoint at the Shivee Khuren-Ceke border crossing to operate 24 hours per day, seven days per week. SouthGobi believes that these improvements in the border-crossing capacity will allow SouthGobi to continue to substantially increase the amount of coal shipped into China.
The Ovoot Tolgoi Mine’s proximity to the Shivee Khuren-Ceke border crossing allows SouthGobi’s customers to transport coal by truck on an unpaved road from the minesite to China. SouthGobi is studying the feasibility of building additional road infrastructure from the Ovoot Tolgoi complex to the Mongolia-China border.
A north-south railway line in China already connects Ceke with Jiayuguan City in Gansu Province and with the interior of China. An east-west railway line from Ceke to Linhe, an industrial city in China’s eastern Inner Mongolia, is expected to be operational later this year. This line is expected to have an initial transportation capacity of approximately 15 million tonnes per year, later increasing to 25 million tonnes per year. The route will enable coal to be shipped to active coal markets to the east, such as the region around Baotou and Hebei Province, and further east to ports on China’s Bohai Gulf.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
During June 2010, SouthGobi commenced the construction of a basic coal-handling facility. The new facility will allow SouthGobi to remove ash (waste rock) and enable the blending of coal from different seams to create higher-value products. Expected to be operational in early 2011, the coal-handling facility will include a 300-tonne-capacity dump hopper, which will receive run-of-mine coal from the Ovoot Tolgoi Mine and feed a rotary breaker that will size coal to a maximum of 50 millimetres and reject oversize ash. A radial stacker will facilitate loading of the sized coal into customers’ trucks. The coal-handling facility will be located between Ovoot Tolgoi’s Sunset and Sunrise open-pits and is expected to initially operate on one 12-hour shift per day, six days per week. Annual capacity on that basis will be up to six million tonnes of coal and can be adjusted upwards as mining capacity increases.
In June 2010, SouthGobi completed the commissioning of a second fleet of coal-mining equipment consisting of a Liebherr 996 hydraulic excavator with a 34-cubic-metre bucket and four Terex MT4400 218-tonne-capacity trucks. The new fleet supplements the existing mine fleet, which consists of a Liebherr 994 hydraulic excavator with a 13.5-cubic-metre bucket and seven Terex TR100 91-tonne-capacity trucks.
Additional equipment will be required as production at the mine expands. SouthGobi has entered into an agreement with a Mongolian supplier for a third mining fleet including an additional Liebherr 996 hydraulic excavator with a 34-cubic-metre bucket, five Terex MT4400 218-tonne-capacity trucks and auxiliary equipment. Trucks for the third fleet already have begun to arrive on site and are being assembled. The hydraulic excavator has been shipped from Europe and is expected to be delivered in late-2010, along with ancillary equipment.
An additional fourth fleet was ordered in April 2010 for delivery in 2011. The fourth fleet includes one Liebherr 996 shovel, trucks and other support equipment. The additional larger equipment fleets are expected to increase productive capacity. However, SouthGobi will continue to employ the smaller initial fleet in areas of thinner seams and to supplement the larger equipment.
SouthGobi continues to assess fleet requirements for the Ovoot Tolgoi Mine, including the consideration of adding equipment to expand capacity beyond current plans.
In Q4’09, SouthGobi commenced realigning the open-pit for a north-south entry. Waste removal at Ovoot Tolgoi originally was along the seam’s strike-length (east-west). This allowed for better utilization of capital cost controls when financing was more constrained. Strip ratio and waste movements were lower and customer’s trucks were allowed to enter directly in the shallow pit for loading. However, such an alignment is not beneficial over the longer-term because it becomes less efficient as the pit depth increases.
Realigning for a north-south entry is expected to provide the following long-term benefits:
•	allow for longer mining faces to be exposed for larger shovels to access;
•	enable mining of the thinner 8, 9 and 10 seams face-on as opposed to along strike, enabling cleaner mining and a lower-ash higher-value product; and
•	allow more efficient access for haul trucks as the pit deepens.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Realigning the pit has impacted operations because the process requires substantial above-trend waste removal. The open-pit realignment was the primary cause of the increase in direct cash costs of production and a constrained availability of coal in Q1’10. The open-pit realignment has been completed but continues to impact cost per tonne sold in Q2’10. Higher cost inventory from Q1’10 was sold in Q2’10 and the direct cash cost per tonne produced started decreasing toward the end of the second quarter.
In addition to the impact of the pit-realignment, costs were adversely impacted by fleet issues. Delayed commissioning of the final two Terex MT4400 218-tonne-capacity haul trucks from the second mining fleet meant the Liebherr 996 shovel was not operating efficiently. Furthermore, SouthGobi’s Terex TR100 91-tonne-capacity haul trucks from the first mining fleet have been experiencing poor equipment availability ratios (approximately 72% availability for Q2’10), leading to lower productivity and increased maintenance costs.
In Q2’10, SouthGobi shipped approximately 449,000 tonnes of coal at an average realized selling price of approximately $43 per tonne. This compares to 384,000 tonnes of coal shipped in Q2’09 at an average realized selling price of $30 per tonne. The increases in tonnes of coal shipped and average realized selling price resulted in $17.7 million of revenue being recognized in Q2’10, compared to $10.7 million in Q2’09.
From an operating perspective, SouthGobi is encountering two issues that will impact its short-term outlook. Firstly, there will be proportionately less of the better quality coal coming from the #5 seam in the near-term mine plan. Secondly, SouthGobi is currently experiencing areas of higher sulphur content than originally anticipated in mine plans and studies. Some of the higher sulphur coal will not be attractive to customers in its current form and may need to be stockpiled until appropriate processing is in place or blending opportunities arise. As a result, SouthGobi does not expect the rate of coal sales volumes to be substantially different for the remainder of 2010 than for the six months ended June 30, 2010.
Cost of sales was $13.2 million in Q2’10, compared to $9.1 million for Q2’09. The increase in cost of sales relates to the higher sales volume and higher costs in Q2’10. During Q2’10, SouthGobi incurred higher operating costs associated with the continuing realignment of the open-pit and fleet utilization issues. Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs.
Regional coal exploration
A number of SouthGobi’s exploration licenses are associated with the broader Ovoot Tolgoi Complex and Soumber Deposit. The 2010 exploration program includes drilling, trenching and geological reconnaissance on a number of licence areas identified as having good potential for coking and thermal coal deposits.
The 2010 exploration program began in March. Year-to-date exploration activities include 62,270 cubic metres of trenching and more than 64,000 metres of drilling (core and reverse circulation). Key targets so far have been the Soumber Deposit, fields surrounding the Soumber Deposit and also the SW target, which is approximately six kilometres southwest of the Ovoot Tolgoi Complex.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
The drilling program will focus on further definition of known coal occurrences to bring them to a NI 43-101-compliant definition stage and to allow for registration with the Mongolian Government as the next step toward expanding SouthGobi’s mining licence holdings.
AUSTRALIA
IVANHOE AUSTRALIA (81% owned)
Ivanhoe Australia incurred exploration expenses of $14.9 million in Q2’10, compared to $8.8 million in Q2’09. The increase was largely due to the commencement of the Merlin prefeasibility study.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Mount Dore and Mount Elliott. During Q2’10, work focused on the acquisition of the Osborne Copper and Gold Operation (Osborne), integration planning to join the Osborne and Cloncurry sites, infill drilling on the inferred resource zone at Merlin and the commencement of the Merlin prefeasibility study.
Ivanhoe Australia completes A$251 million institutional equity raising
On August 12, 2010, Ivanhoe Australia announced that it had completed a A$251 million equity raising, comprising the institutional component of its accelerated, non-renounceable, pro rata entitlement offer and an institutional placement.
The equity raising, which (with the exception of the already completed placement) is fully underwritten by UBS AG, Australia Branch, and Morgan Stanley Australia Securities Limited, provides Ivanhoe Australia with a very strong platform to move forward on the funding of its large development project program and extensive exploration portfolio.
The funds raised under the institutional entitlement offer and placement support the following initiatives and commitments:
•	funding the acquisition of the Osborne Copper and Gold Operation;
•	development of the Merlin Project at Cloncurry;
•	partial repayment of approximately A$53 million of debt owed to Ivanhoe Mines; and
•	ongoing exploration, development studies and associated corporate costs.
In addition to the approximately A$251 million raised under the institutional entitlement offer and placement, Ivanhoe Australia is expected to raise approximately A$18 million in equity through an underwritten retail entitlement offer and potentially up to a further approximately A$158 million through the future exercise of the options issued as part of the equity raising. Therefore the total proceeds of the institutional entitlement offer, institutional placement offer, retail entitlement offer and exercise of options may be up to A$427 million.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Ivanhoe Mines previously agreed it would not take-up its entitlement under the institutional entitlement offer, but has reiterated that it remains committed to its investment in Ivanhoe Australia. The offer securities that correspond to Ivanhoe Mines’ entitlement were sold to a range of institutional investors. This is expected to increase the liquidity and free float of Ivanhoe Australia’s shares. Following the completion of the institutional entitlement offer, institutional placement and retail entitlement offer, Ivanhoe Mines will hold approximately 63% of Ivanhoe Australia.
Strategic Acquisition of Osborne Copper and Gold Operation
On May 25, 2010, Ivanhoe Australia announced the signing of a legally binding agreement with Barrick (PD) Australia Limited to acquire the Osborne Copper and Gold Operation. The acquisition is expected to close on September 30, 2010.
Consideration for the acquisition of Osborne consists of:
•	A$17.4 million in cash;
•	2% Net Smelter Returns royalty capped at A$15.0 million from ore extracted from the Osborne tenements only; and
•	assumption of all site environmental obligations, including the provision of an EPA Financial Assurance of A$18.4 million (discounted).
Osborne includes developed mines, a two million-tonne-per-annum concentrator, infrastructure and tenements. Osborne will positively impact Ivanhoe Australia’s molybdenum and rhenium production plans and provide the opportunity for supplementary copper and gold production.
The key benefits to Ivanhoe Australia of the Osborne acquisition are expected to be:
•	reduction of the upfront capital cost for the Merlin development by approximately A$100 million;
•	facilitation of Little Wizard production by late 2011 and Merlin production by 2012;
•	reduced project delivery risk for the Merlin operation; and
•	reduced permitting issues for the Merlin Project.
As a fully equipped operating mine site, Osborne is expected to become the main operating centre for Ivanhoe Australia in the Cloncurry district, in northwestern Queensland. The overall integration planning to join the Osborne and Cloncurry sites is progressing well.
Merlin molybdenum and rhenium
The Merlin Deposit is the lowermost mineralized zone in the Mount Dore Deposit starting near the surface and dipping east at between 45 and 55 degrees. To date, the deposit has been intersected to approximately 500 metres down-dip. The overall mineralized zone at Merlin has an average true thickness of approximately 20 metres. Mineralization has been found over a strike length of 1,300 metres in step-out holes. However, the mineralization thins to the north, where it also is noted that the copper, zinc and gold content increases. To the south, the mineralization flattens and pinches out. The high-grade Little Wizard Zone represents the southernmost extent of molybdenum mineralization of economic interest found to date. During Q2’10, work continued on infill drilling on the Merlin Project to maximize the indicated resources with assay results confirming molybdenite intersections.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
During Q2’10, the Merlin prefeasibility study work commenced and is expected to be completed by November 2010. The prefeasibility study will examine the various mining, processing, and infrastructure options to develop the Merlin Deposit while incorporating the Osborne facilities. A feasibility study then will focus on the preferred development option and produce the financial data for project approval. Environmental permitting will be undertaken in parallel with the studies and is expected be available at the end of the feasibility study.
On August 4, 2010, Ivanhoe Australia released an updated independent resource estimate for the Merlin Deposit prepared by Golder Associates of Brisbane, Australia. The mineral resource estimate is effective August 4, 2010. Total resources at a 0.3% molybdenum cut-off are:
•	6.5 million tonnes of indicated resources at 1.34% molybdenum and 23.3 grams/tonne rhenium; and
•	0.2 million tonnes of inferred resources at 0.85% molybdenum and 15.1 grams/tonne rhenium.
The updated resource estimate is a 9% increase in molybdenum and 15% increase in rhenium from the previous 2009 resource estimate.
Mount Dore Deposit
The Mount Dore heap-leach solvent extraction-electrowinning scoping study continued during Q2’10. Work undertaken included preliminary open-pit assessments, metallurgical test work, recovery modelling and preliminary engineering. This study is expected to be completed in Q3’10.
On August 4, 2010, Ivanhoe Australia released an updated independent resource estimate for the Mount Dore deposit prepared by Golder Associates of Brisbane, Australia. The updated mineral resource estimate is effective August 4, 2010. Total resources at a 0.25% copper cut-off are:
•	86.5 million tonnes of indicated resources at 0.55% copper; and
•	57.9 million tonnes of inferred resources at 0.47% copper.
The updated mineral resource estimate is a 14% increase in copper from the previous 2009 resource estimate.
Mount Elliott Project
The Mount Elliott project hosts three principal zones of copper-gold mineralization: Mount Elliott, SWAN and SWELL. Mineralization primarily is hosted in banded and brecciated calc-silicates and is associated with albite-pyroxene-magnetite-chalcopyrite-pyrite alteration.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Independent resource estimation of the Mount Elliott project is currently under peer review by AMC Consulting. Further data verification was undertaken during Q2’10. This resource estimation will form the basis for a resource report expected to be completed in Q3’10. Following the receipt of this updated resource estimate, a scoping study will commence into early mining of the higher-grade portion of the SWAN Zone from underground and the commencement of an open pit to mine the top of the SWAN Zone and the remaining mineralization around and beneath the old Mount Elliott mine.
Regional exploration
Ivanhoe Australia holds 14 Exploration Permits for Minerals (EPMs) and 20 Mining Leases covering a total of 1,704 square kilometres. Ivanhoe Australia also has 21 EPM applications in process, covering 2,652 square kilometres. Drilling on Ivanhoe Australia’s tenements in Q2’10 focused on greenfields exploration in the northern tenements.
KAZAKHSTAN
Kyzyl Gold Project (50% owned)
Ivanhoe Mines has a 50% interest in Altynalmas Gold, the company that holds 100% ownership of the Kyzyl Gold Project located in northeastern Kazakhstan. Following the successful completion of the prefeasibility study, Altynalmas Gold will proceed to advance the development of the Kyzyl Gold Project.
Kyzyl Gold Project drilling program continuing to confirm grades and extent of high-grade gold mineralization
In September 2009, Altynalmas Gold commenced a deep-level drilling program at the Bakyrchik Deposit intended to upgrade the present mineral resource for inclusion in a prefeasibility study and follow-on feasibility study. At the end of June 2010, 44,109 metres of drilling had been completed. During Q2’10, 64 drill holes totalling 19,692 metres were completed and more than 2,800 samples were collected, prepared, and submitted for assay.
On August 9, 2010, Altynalmas Gold announced drill results for the Kyzyl Gold Project. Assays of significant intercepts (which approximate true widths) of high-grade gold mineralization drilled between October 2009 and April 2010 include:
•	42 metres of 13.56 g/t gold in hole BAK-48-2010;
•	37 metres of 11.95 g/t gold in hole BAK-46-2010;
•	21 metres of 13.37 g/t gold in hole BAK-54-2010;
•	34 metres of 12.59 g/t gold in hole BAK-58-2010; and
•	10 metres of 15.21 g/t gold in hole BAK-62-2010.
As of July 31, 2010, Altynalmas Gold had completed a total of 52,563 metres of drilling. Altynalmas Gold is continuing its aggressive drilling program designed to expand and upgrade the NI 43-101-compliant resources and reserves at the Kyzyl Project, with a further 39,000 metres planned for completion in 2010. Intersection widths and gold grades of the new drill holes correlate well with the results of the earlier, Soviet-era drilling. A summary of Altynalmas Gold’s recent drill results is contained in Ivanhoe Mines’ news release dated August 9, 2010.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Kyzyl Gold Project prefeasibility study completed; Fluor Canada retained to complete feasibility study for planned Kyzyl Gold mine
On August 12, 2010, Scott Wilson Inc. produced an independent NI 43-101-compliant report on the Kyzyl Gold Project (the Technical Report), filed on August 13, 2010 on SEDAR, that confirmed the economics of Altynalmas Gold’s development plan. Scott Wilson Inc. estimated probable mineral reserves contained in Lenses 1 and 9-10 of the Bakyrchik Deposit — one of several deposits comprising the Kyzyl Gold Project — total 13.58 million tonnes with a grade of 8.65 grams per tonne (g/t) gold, containing 3.78 million ounces of gold, using a cut-off grade of 4.0 g/t gold and a gold price of $900 per ounce. Estimated mineral resources (inclusive of reserves) total 13.82 million tonnes at a grade of 9.36 g/t gold for indicated resources and 12.02 million tonnes at a grade of 8.58 g/t gold for inferred resources. Mineral resources were estimated using an average long-term gold price of $1,000 per ounce.
The Technical Report’s base case economic assessment is based only on mineral reserves and calculated an after-tax net present value of $406 million using a 5% discount rate. A life-of-mine sensitivity case, completed to better reflect the Kyzyl Gold Project and the size of the mineral resource, calculated an after-tax net present value of $820 million using the same economic parameters. Preliminary design, engineering and costing work undertaken by Scott Wilson Inc., Crescent Technology Inc., Fluor Canada Ltd., Technip USA Inc. and Sustainability East Asia LLC determined the following key parameters:

Life Of Mine
	Base Case	Sensitivity Case
Expected mine life	10 years	16 years
Total mine life gold production (ounces)	3,308,000 oz	5,372,000 oz
Average gold price	$905/oz	$903/oz
Annual production rate (tonnes)	1.5 million	1.5 million
Metallurgical recovery	88%	88%
Average annual production	368,000 oz	358,000 oz
Total pre-production capital	$682 million	$707 million
Sustaining capital	$56 million	$82 million
Maximum cash draw	$776 million	$814 million
All-in operating costs per tonne milled	$74/tonne	$74/tonne
Cash cost per ounce of gold	$373/oz	$372/oz
Total production cost per ounce of gold	$605/oz	$528/oz

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
In this determination, Scott Wilson considered the operating cost and capital cost estimates to both have an accuracy level of plus or minus 25% of the estimated amounts.
The completion of the prefeasibility study provided Altynalmas Gold the confidence to continue the project development with the commencement of a feasibility study and detailed design on a 1.5 million tonnes-per-annum operation. The feasibility study commenced in July 2010 and is expected to be complete in late January 2011. The feasibility study will be undertaken in parallel with detailed engineering work. It is expected that long-lead items will be procured in January 2011.
On January 20, 2010, Altynalmas Gold filed for an amendment to the Bakyrchik work program as is required under Kazakhstan’s sub-soil laws. The amendment commits Altynalmas Gold to develop a 1.5-million-tonne-per-annum operation in the period of January 1, 2010, to December 31, 2014, incorporating a two-stage fluidized-bed roaster, underground mine and related infrastructure. In the application for the amendment, Altynalmas Gold has adopted recent changes in the Kazakhstan law related to tax. The application for the amendment to the work program was submitted to the Ministry of Mineral and Energy in January 2010. However, the application was delayed following a restructuring of Kazakhstan Government departments. The application now is being reviewed by the Ministry of Industry and New Technologies.
On August 9, 2010, Altynalmas Gold announced that it had retained Fluor Canada Ltd., of Vancouver, Canada, to complete a detailed feasibility study as the next step in the development plan for the Kyzyl Gold Project. The study is expected to be completed in Q1’11.
OTHER EXPLORATION
Ivanhoe Mines has active exploration programs in China, Indonesia and the Philippines. These programs principally are being conducted through joint ventures and are focused on orogenic gold, porphyry-related copper-gold, epithermal vein and breccia-hosted gold-silver and copper deposits. Exploration has involved detailed data reviews, field traverses and systematic rock-chip and channel sampling of all properties, trenching and in some cases scout diamond drilling. In addition, Ivanhoe Mines conducted detailed reviews of projects and prospective belts in Canada and Latin America. Work in all these regions is ongoing.
OTHER
Rio Tinto increased its interest in Ivanhoe Mines to 29.6%
In June 2010, Rio Tinto exercised its 46.0 million Series A warrants four months ahead of schedule. Upon the exercise of the Series A warrants, Ivanhoe Mines issued 46.0 million common shares to Rio Tinto at $8.54 per share for total proceeds of $393.1 million. The proceeds will be used to finance ongoing mine development activities at the Oyu Tolgoi Project. With this transaction, Rio Tinto now has invested approximately $1.7 billion in Ivanhoe Mines, inclusive of the convertible debt, and increased its ownership in Ivanhoe Mines to approximately 29.6%.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Ivanhoe Mines’ shareholders’ rights plan approved at Annual General and Special Meeting
Ivanhoe Mines’ shareholders approved a Shareholders’ Rights Plan at the Annual General and Special Meeting on May 7, 2010. The plan was supported by 95.7% of the votes cast by Ivanhoe Mines’ shareholders (excluding votes cast by Ivanhoe Executive Chairman Robert Friedland and Rio Tinto).
The purpose of the Shareholders’ Rights Plan is to provide the Ivanhoe’s Board and shareholders with sufficient time to properly consider any take-over bid and to allow enough time for competing bids and alternative proposals to emerge. The Shareholders’ Rights Plan also seeks to ensure that all shareholders are treated fairly in any transaction involving a change of control of Ivanhoe Mines and that all shareholders have an equal opportunity to participate in the benefits of a take-over bid. The Shareholders’ Rights Plan encourages potential acquirers to negotiate the terms of any offer for Ivanhoe Mines shares with the Board of Directors or, alternatively, to make a Permitted Bid (as defined in the Shareholders’ Rights Plan) without the approval of the Board.
Ivanhoe Mines is of the view that the Shareholders’ Rights Plan, approved by all members of the Ivanhoe Board on April 5, 2010 (with the exception of the Rio Tinto appointee, who opposed the Plan), following the recommendation of a committee of independent directors, is not in breach of any of Rio Tinto’s existing contractual rights. However, the Rights Plan does restrict Rio Tinto — and other shareholders and third parties, whether acting alone or in concert with another party — from acquiring additional Ivanhoe Mines shares in the market beyond the amounts provided for in existing contractual arrangements unless an offer is made to all shareholders.
Rio Tinto, which presently owns 29.6% of Ivanhoe Mines, claimed in a filing for arbitration on July 9, 2010, that the Ivanhoe Mines Shareholders’ Rights Plan breached certain of Rio Tinto’s rights under the October 2006 private-placement agreement, as amended, between Rio Tinto and Ivanhoe Mines. It is Ivanhoe Mines’ view that nothing in the private placement agreement prohibits Ivanhoe Mines from implementing a Shareholders’ Rights Plan and that nothing in the Shareholders’ Rights Plan breaches any of Rio Tinto’s existing contractual rights under the private-placement agreement, as amended. Ivanhoe Mines will continue to support its Shareholders’ Rights Plan in the arbitration proceeding initiated by Rio Tinto.
Ivanhoe Mines advises Rio Tinto of termination of restrictions on potential new strategic investors
On July 12, 2010, the Ivanhoe Mines Board of Directors authorized the termination of the Strategic Purchaser Covenant that has, since October 2007, restricted the ability of Ivanhoe Mines to issue shares to strategic investors. The termination of the covenant will permit Ivanhoe Mines to issue more than 5% of its common shares to one or more third-party strategic investors, which could include major mining companies. The covenant’s removal will give the Ivanhoe Mines Board of Directors additional flexibility to consider all available opportunities as part of its objective of realizing maximum value for Ivanhoe Mines shareholders. Rio Tinto continues to retain its right of first refusal over any shares that Ivanhoe may issue to strategic investors in accordance with the terms of, and in the circumstances contemplated by, the private-placement agreement, as amended.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Andrew Harding, Chief Executive of Rio Tinto’s copper division, resigned from the Ivanhoe Mines Board of Directors on July 10, 2010.
B. DISCONTINUED OPERATIONS
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project (Savage River Project) in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. From 2006 to 2009, these contingent payments totalled $116.4 million.
During Q2’10, Ivanhoe Mines received two payments totalling $6.4 million in relation to the fifth annual contingent payment. Ivanhoe Mines is currently in correspondence with the original purchaser of the Savage River Project who has disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. Ivanhoe Mines is committed to collecting the full amount of the fifth annual contingent payment and has included the total estimated amount of $22.1 million in accounts receivable as at June 30, 2010.
To date, Ivanhoe Mines has received $144.4 million in proceeds from the sale of the Savage River Project.
C. ADMINISTRATIVE AND OTHER
General and administrative costs. General and administrative costs in Q2’10 were $14.7 million, an increase of $4.2 million from Q2’09 ($10.5 million). The main reason for the increase was an increase in consulting costs in Q2’10.
Interest income. Interest income in Q2’10 of $2.5 million was $1.8 million higher than Q2’09 ($0.7 million). The main reasons for the increase were the recognition of $0.7 million (Q2’09 — $nil) interest income on Ivanhoe Mines’ shareholder loan balance with Altynalmas Gold and $0.9 million interest income earned on the Mongolian Government T-Bill and first tax prepayment (Q2’09 — $nil).
Interest expense. Interest expense in Q2’10 of $8.3 million was $4.0 million more than Q2’09 ($4.3 million) mainly due to $4.9 million in interest being incurred by SouthGobi on the convertible debenture issued to CIC (Q2’09 — $nil).
Foreign exchange loss. The $4.9 million foreign exchange loss during Q2’10 was mainly attributable to the weakening of the Canadian and Australian dollars against the U.S. dollar during the quarter. The majority of this foreign exchange loss was unrealized at June 30, 2010.
Share of loss of significantly influenced investees. The $13.2 million share of loss of significantly influenced investees in Q2’10 represents Ivanhoe Mines’ share of Altynalmas Gold’s ($12.9 million) and Exco Resources N.L.’s ($0.3 million) net losses.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Change in fair value of embedded derivatives. The $72.2 million change in fair value of embedded derivatives relates to the Q2’10 change in fair value of the CIC convertible debenture’s embedded derivative liability.
LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
Operating activities. The $39.1 million of cash used in operating activities in Q2’10 primarily was the result of $34.0 million in cash exploration expenditures, $12.2 million in cash general and administrative expenditures and a $12.0 million decrease in non-cash operating working capital.
Investing activities. The $219.2 million of cash used in investing activities in Q2’10 included $168.4 million used in property, plant and equipment purchases mainly relating to Oyu Tolgoi ($147.8 million) and Ovoot Tolgoi ($20.4 million). There were also advances to Altynalmas Gold totalling $7.3 million and a $50.0 million prepayment of taxes to the Mongolian Government.
Financing activities. The $395.2 million in cash provided by financing activities was mainly attributable to $393.1 million received upon Rio Tinto exercising its 46.0 million Series A warrants. These proceeds were offset by share issuance costs associated with the exercise of the Series A warrants totalling $2.7 million.
Liquidity and Capital Resources
At June 30, 2010, Ivanhoe Mines’ consolidated working capital was $1.0 billion, including cash and cash equivalents of $1.5 billion, compared with working capital of $597.9 million and cash and cash equivalents of $965.8 million at December 31, 2009. Included in the June 30, 2010, cash and cash equivalents balance of $1.5 billion was $667.2 million of SouthGobi’s cash and cash equivalents and $9.0 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for the Company’s use.
As at August 16, 2010, Ivanhoe Mines’ current consolidated cash position was approximately $1.4 billion. Ivanhoe Mines, based on its current cash position, believes that its existing funds should be sufficient to fund its minimum obligations, including general corporate activities, for at least the next 12 months.
Ivanhoe Mines is advancing its financing plan for the Oyu Tolgoi Project. Ivanhoe Mines’ current consolidated cash position, together with the future proceeds from the expected exercise by Rio Tinto of its Ivanhoe Mines warrants and rights, for a total of $0.8 billion, are expected to provide the foundation for the funding of the Oyu Tolgoi Project.
Ivanhoe Mines has begun to assess the availability of project financing for the development of Oyu Tolgoi. Discussions are being held with project lenders with the intention of raising funds for 2011.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Financial Instruments
Ivanhoe Mines’ financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, long-term investments, other long-term investments, accounts payable, amounts due under credit facilities and convertible credit facilities.
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, the Mongolian Treasury Bill and long-term money market instruments was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.
The fair value of the Rio Tinto convertible credit facility was estimated to approximate the balance of principal and interest outstanding, due primarily to the short-term maturity of this facility.
The fair value of the CIC convertible debenture was estimated to approximate the aggregate carrying amount of the CIC convertible credit facility liability and interest payable. This aggregate carrying amount includes the estimated fair value of the embedded derivative liability which was determined using a Monte Carlo simulation valuation model.
The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.
Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the Rio Tinto convertible credit facility and amounts due under credit facilities. Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.
SHARE CAPITAL
At August 16, 2010, the Company had a total of:
•	488.7 million common shares outstanding.
•
20.3 million incentive stock options outstanding, with a weighted average exercise price of C$9.26 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$16.79 per share.

•
46.0 million share-purchase warrants outstanding granted to Rio Tinto. The lives of these warrants are determined by the date on which an approved Investment Agreement is reached. The Warrant Determination Date within the warrant terms presented below is the earlier of the date on which an approved Investment Agreement is reached or October 27, 2009.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
The 46,026,522 Series B Warrants are non-transferable. Each warrant entitles Rio Tinto to purchase one Common Share of the Company at a price of:
(i)	$8.38 during the period commencing November 30, 2006 and ending 180 days following the Warrant Determination Date;
(ii)	$8.54 during the period commencing 181 days after the Warrant Determination Date and ending 365 days after the Warrant Determination Date;
(iii)	$8.88 during the period commencing 366 days after the Warrant Determination Date and ending 545 days after the Warrant Determination Date; and
(iv)	$9.02 during the period commencing 546 days after the Warrant Determination Date and ending 725 days after the Warrant Determination Date.
•
35.0 million Series C share-purchase warrants outstanding granted to Rio Tinto as part of the $350.0 million credit facility agreement, with an exercise price of $10.00 per share, which are exercisable until October 24, 2012.

•
1.4 million share purchase warrants outstanding with an exercise price of C$3.15 per share. These warrants were granted to Rio Tinto under certain anti-dilution provisions in the 2006 Private Placement Agreement (Anti-Dilution warrants), are divided into two series and have lives identical to the Series A & B warrants.

OUTLOOK
The information below is in addition to the disclosure concerning specific operations included in the Review of Operations section of this MD&A.
General Economic Conditions
The markets in which Ivanhoe Mines expects to sell its products have continued to improve during the year, although prices for copper, gold and coal continue to be volatile. Increases in coal demand continue to be primarily centred in Asia. There continues to be significant concern about the short- and medium-term global economic outlook, particularly given recent events in Europe regarding actions taken by the European Central Bank and the International Monetary Fund, however, stability appears to be returning to financial and commodity markets. The cost of obtaining capital continues to be volatile and there continues to be limited availability of funds. Accordingly, management is reviewing the effects of the current conditions on Ivanhoe Mines’ business.
Exchange rates
The sale of Ivanhoe Mines’ coal products are denominated in US dollars.
Ivanhoe Mines holds a portion of its cash resources in currencies other than the US$. Ivanhoe Mines expects to incur future expenditures in currencies other than the US$, most notably in Canadian and Australian dollars. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly given the recent volatility in foreign exchange rates.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Capital Expenditures
Ivanhoe Mines continues to review its capital spending in light of current market conditions.
In late 2009, the joint Ivanhoe Mines-Rio Tinto Oyu Tolgoi Technical Committee conditionally approved a budget for 2010 to begin full-scale construction of the Oyu Tolgoi mining complex. That budget was subsequently modified as construction activities commenced and now totals $914 million. The 2010 budget provides for an early start on a site-wide development program at Oyu Tolgoi. The budget includes Ivanhoe Mines repurchase from Rio Tinto of $195.4 million of key mining and milling equipment that was financed by the sale of 15 million shares to Rio Tinto at a price of $16.07 per share (C$16.31 per share) for proceeds of $241.1 million (C$244.7 million).
The implementation of the activities contemplated by the 2010 budget and the creation of the commitments required in order to advance the project based on the current construction schedule are contingent upon the timely availability of sufficient financial resources to fund these activities and commitments. Various financing alternatives continue to be assessed but there can be no assurance that sufficient funding will be available as and when it is required to maintain the currently contemplated project development schedule.
See “Liquidity and Capital Resources” for more information on Ivanhoe Mines’ financing plans for the Oyu Tolgoi Project.
Other information
The Company is actively involved in advancing several other projects. These activities are expected to continue throughout 2010, with a focus on subsidiary SouthGobi and its mining of coal; subsidiary Ivanhoe Australia and its acquisition of Osborne, its activities on its Cloncurry tenements and its Tennant Creek joint-venture; and Altynalmas Gold and its drilling program at the Kyzyl Gold Project. SouthGobi and Ivanhoe Australia have sufficient funds to advance their operations and development plans for 2010. Ivanhoe Mines owns 50% of Altynalmas Gold, which is reviewing its operating plans to determine the amount of funding that it will require from its shareholders.
OFF-BALANCE-SHEET ARRANGEMENTS
During the quarter ended June 30, 2010, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
CONTRACTUAL OBLIGATIONS
As at June 30, 2010, there were no significant changes in Ivanhoe Mines contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2009.
CHANGES IN ACCOUNTING POLICIES
In January 2010, the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for fair value measurements and disclosures was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The updated guidance clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques be used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, except for the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.
In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a Variable Interest Entity (“VIE”). This qualitative analysis identifies the primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2009.
RECENT ACCOUNTING PRONOUNCEMENTS
There were no recently issued United States accounting pronouncements other than those the Company previously disclosed in its MD&A for the year ended December 31, 2009 or those already adopted in 2010 and disclosed under “Changes in Accounting Policies”.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
INTERNATIONAL FINANCIAL REPORTING STANDARDS
Ivanhoe Mines has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). Ivanhoe Mines is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. Ivanhoe Mines files its financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. The CSA Staff issued Staff Notice 52-321 “Early adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB” on June 27, 2008 which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, Ivanhoe Mines is not required to convert to IFRS effective January 1, 2011.
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2009.
RELATED-PARTY TRANSACTIONS
The following tables summarize related party expenses incurred by Ivanhoe Mines, primarily on a cost recovery basis, with an officer of a subsidiary of Ivanhoe Mines, a company affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. The tables below summarize the transactions with related parties and the types of expenditures incurred with related parties:

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in $000’s of U.S. dollars)	2010	2009	2010	2009
Global Mining Management (a)	$2,306	$1,668	$5,065	$3,393
Ivanhoe Capital Aviation LLC (b)	1,934	1,485	3,194	2,970
Fognani & Faught, PLLC (c)	119	1	119	209
Ivanhoe Capital Corporation (d)	42	—	116	—
Ivanhoe Capital Services Ltd. (e)	172	118	318	276
Rio Tinto plc (f)	2,558	2,511	4,931	4,267

	$7,131	$5,783	$13,743	$11,115

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Exploration and development	$2,558	$2,511	$4,931	$4,267
Legal	119	1	119	209
Office and administrative	737	526	1,471	1,000
Salaries and benefits	1,783	1,260	4,028	2,669
Travel (including aircraft rental)	1,934	1,485	3,194	2,970

	$7,131	$5,783	$13,743	$11,115

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Accounts receivable and accounts payable at June 30, 2010, included $0.7 million and $8.7 million, respectively (December 31, 2009 — $0.7 million and $4.8 million, respectively), which were due from/to a company under common control, a company affiliated with Ivanhoe Mines, or companies related by way of directors in common.

(a)
Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting, and other office services to the Company on a cost-recovery basis.

(b)	Ivanhoe Capital Aviation LLC (Aviation) is a private company 100% owned by the Company’s Chairman. Aviation operates aircraft which are rented by the Company on a cost-recovery basis.

(c)	An officer of a subsidiary of Ivanhoe Mines is associated with Fognani & Faught, PLLC, a legal firm which provides legal services to Ivanhoe Mines.

(d)	Ivanhoe Capital Corporation (ICC) is a private company 100% owned by the Company’s Chairman. ICC provides administration and other office services out of London, England on a cost-recovery basis.

(e)	Ivanhoe Capital Services Ltd. (ICS) is a private company 100% owned by the Company’s Chairman. ICS provides management services out of Singapore on a cost-recovery basis.

(f)	Rio Tinto owns 29.6% of Ivanhoe Mines. Rio Tinto provides engineering related services for the Oyu Tolgoi Project on a cost-recovery basis.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
In March 2010, Ivanhoe Mines and Rio Tinto completed an agreement whereby the Company issued 15 million common shares to Rio Tinto for net proceeds of $241.1 million (C$244.7 million). Ivanhoe Mines used $195.4 million of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.
In June 2010, Rio Tinto exercised its 46.0 million Series A warrants four months ahead of schedule. Upon the exercise of the Series A warrants, Ivanhoe Mines issued 46.0 million common shares to Rio Tinto at $8.54 per share for total proceeds of $393.1 million. The proceeds will be used to finance ongoing mine development activities at the Oyu Tolgoi Project.
Ivanhoe Mines has a 50% interest in Altynalmas Gold. During the six months ended June 30, 2010, Ivanhoe Mines recognized $3.5 million (six months ended June 30, 2009 — Nil) in interest income on its shareholder loan balance with Altynalmas Gold.
The Company’s chairman has a 34% interest in Ivanhoe Nickel and Platinum Ltd. (Ivanplats). During Q1’10, Ivanhoe Mines acquired 125,665 common shares of Ivanplats from an unrelated party at a cost of $563,000. As at June 30, 2010, Ivanhoe Mines held a 9.3% equity interest in Ivanplats on a fully diluted basis.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the three months ended June 30, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the “qualified persons” (as that term is defined in NI 43-101) listed below:

Project	Qualified Person	Relationship to Ivanhoe Mines
Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2009, and other continuous disclosure documents filed by the Company since January 1, 2010, at www.sedar.com.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to; commencement of initial production and commercial production from the Oyu Tolgoi Project; possible expansion scenarios for the Oyu Tolgoi Project; the Oyu Tolgoi Project’s anticipated yearly production; implementation of the Oyu Tolgoi Project’s training and development strategy; the availability of project financing for the Oyu Tolgoi Project and Ivanhoe Mines’ ability to fund ongoing construction as currently scheduled pending receipt of project financing; the Oyu Tolgoi Project’s anticipated mine life, future production and cash flows; statements respecting future equity investments in Ivanhoe Mines by Rio Tinto; statements respecting anticipated business activities; planned expenditures; corporate strategies; mining plans and production forecasts for the Ovoot Tolgoi Coal Project; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; the potential improvement of the export conditions at the Shivee Khuren-Ceke border between Mongolia and China; the outcome of Ivanhoe Australia’s planned additional equity financing transactions and initiatives; Ivanhoe Australia’s total potential proceeds from its equity financing transactions; the planned use of proceeds from Ivanhoe Australia’s equity financing transactions; the expected closing of the acquisition of the Osborne Copper and Gold Operation on September 30, 2010; the impact that the Osborne acquisition will have on Ivanhoe Australia’s molybdenum and rhenium production plans and for supplementary copper and gold production; the planned timing of the completion of Merlin Project’s feasibility and environmental studies; the planned drilling program and feasibility study at the Kyzyl Gold Project; the planned construction of a new gold mine at the Kyzyl Gold Project designed to produce a first-stage average of 368,000 ounces of gold per annum over a 16-year mine life; the plan for the Kyzyl operation to initially treat an estimated 1.5 million tonnes of ore per year at an estimated average gold grade of 8.53 g/t; the anticipated achievement of gold recoveries of up to 90% from a commercial scale plant at the Kyzyl Gold Project; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

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